Simpson Thacher & Bartlett llp

gaikokuho jimu bengoshi jimusho

ark hills sengokuyama mori tower 41st floor

9-10, roppongi 1-chome

minato-ku, tokyo 106-0032, japan

telephone: +81-3-5562-6200

facsimile: +81-3-5562-6202

July 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention: John Spitz, Staff Accountant

Michael Volley, Staff Accountant

Christopher Wall

Justin Dobbie

Re:	Coincheck Group B.V.

Draft Registration Statement on Form F-4

Submitted May 20, 2022

CIK No. 0001913847

Ladies and Gentlemen:

On behalf of Coincheck Group B.V. (“CCG”), we are concurrently transmitting herewith Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form F-4 (CIK No. 0001913847) as confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on May 20, 2022 (the “Draft Registration Statement”). The Draft Registration Statement includes disclosure regarding the operations of, and consolidated financial statements for, Coincheck, Inc. (the “Company”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 28, 2022 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Amendment No. 1 to update to include the Company’s financial statements for the year ended March 31, 2022 and certain other disclosures.

BEIJING	Brussels	HONG KONG	Houston	LONDON	Los Angeles	New York	Palo Alto	SÃo Paulo	Tokyo	Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

Draft Registration Statement on Form F-4

General

1.	Please tell us and disclose whether your processes are designed to prevent offers and sales of crypto assets and other products and services available on Coincheck in the United States or to U.S. persons. If so, please describe the specific onboarding and KYC processes utilized, including whether you restrict users based on the location of their IP address. If applicable, please also specifically address any steps you are taking to ensure that U.S. customers cannot circumvent your onboarding restrictions and revise your risk factors to address the risks associated with any processes you have in place, the possibility that persons may circumvent those processes and the potential regulatory consequences if U.S. customers circumvent these restrictions.

The Company advises the Staff that all of its new account holders must reside in Japan, and the Company requires proof of a customer’s address in Japan in its onboarding KYC process. The Company has operating procedures in place to monitor accounts on an ongoing basis and suspends transactions in an account, returns the account assets to the customer and closes the account if deemed necessary, including because of a determination that the account is held by a United States resident. The Company is also in the process of implementing automated procedures to send an email inquiry in the event of account access from an IP address in the United States, and if the user does not respond to the email inquiry, the Company will suspend such account.

The Company’s KYC procedures are based on guidelines developed by Japanese regulators. As part of its participation in monthly meetings of the Japan Virtual and Crypto Assets Exchange Association (“JVCEA”), the industry self-regulatory organization in Japan, the Company regularly discusses with other market participants ways in which to improve KYC procedures. In response to the Staff’s comment as well as Comment #27, the Company has revised its disclosure on page 194 of Amendment No. 1 under the heading “Our Customers — Account Opening Procedures.” The Company has also revised its disclosure on page 52 of Amendment No. 1 in the risk factor captioned “We are subject to extensive regulation in Japan and any adverse changes to, or our failure to comply with, any laws and regulations…” to discuss the risk that its processes may be ineffective and that the Company may violate regulations applicable in other jurisdictions, including the United States.

With respect to NFT Marketplaces, the Company has revised its disclosure on page 192 of Amendment No. 1 to explain that its Coincheck NFT Marketplace is only available to existing Coincheck account holders who submit an additional application. Accordingly, such accounts are subject to the procedures described above. With respect to the miime on-chain NFT exchange platform, the Company has revised its disclosure on page 192 of Amendment No. 1 to explain that customers access the exchange platform from an Ethereum wallet such as MetaMask, and their personal data, including location data, is not available to the Company. NFT titles offered on the miime platform are screened in advance to confirm that they are unique items and not a form of cryptocurrency (as disclosed in response to Comment #43).

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

2.	We note your disclosure on page 62 under the risk factor captioned “Depositing and withdrawing crypto assets into and from our trading platforms involves risks...” regarding your custodial practices. Please revise your summary of Coincheck’s business to further describe your custodial practices for crypto assets, including the items below:

●	briefly discuss what portion of the crypto assets are held in hot wallets and cold wallets, respectively, and whether there are differential storage practices with regard to Coincheck’s own crypto asset holdings versus customers’;

●	disclose the geographic location where the crypto assets are held in cold wallets and how the private keys are located;

●	identify such custodians and discuss the material terms of any agreements you have with them;

●	identify the person(s) that have access to the crypto assets and whether any persons (e.g., auditors, etc.) are responsible for verifying the existence thereof. Also clarify whether any insurance providers have inspection rights associated with the

●	crypto assets held in storage;

●	identify the person(s) that have the authority to release the proceeds from your wallets; and

●	briefly discuss how the existence, exclusive ownership and software functionality of private digital keys and other ownership records are validated by the relevant parties.

In response to the Staff’s comment, the Company has revised its disclosure on page 190 of Amendment No. 1 under the heading “Account Management and Custody of Customer Crypto Assets” to describe its custodial practices for crypto assets. As noted therein, the Company does not use third-party custodians and does not have insurance for deposited crypto assets.

3.	Please describe in greater detail in the forefront of your prospectus your use of digital engagement practices in connection with your technology platform, including, as examples only, behavioral prompts, differential marketing, game-like features and other design elements or features designed to engage with retail investors. In this regard, please expand on your disclosure on page 190 regarding your incentive programs to incentivize Monex users to trade on Coincheck.
Please also address the following, without limitation, in your revised disclosure:

●	specifically describe the analytical and technological tools and methods you use in connection with such practices and your use of technology to develop and provide investment education tools;

●	clarify whether any of such practices encourage retail investors to trade more often, invest in different crypto assets or change investment strategies;

●	clarify whether you use any optimization functions (e.g., to increase platform revenues, data collection and customer engagement). To the extent your use of any optimization functions may lead to potential conflicts between your platform and investors, please add related risk factor disclosure; and

●	describe in greater detail your data collection practices or those of your third-party service providers.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

The Company advises the Staff that it does not use digital engagement practices such as behavioral prompts, differential marketing, game-like features or other design elements to encourage retail investors to trade more often, invest in different crypto assets or change investment strategies. The Company’s user app sends notices to users in the event of major market movements, so unless a user has disabled notifications, they will receive these updates. The Company also offers tools to customers such as a periodic purchase program and its Tradeview interface for PC users that incorporates broad access to real-time market information. The Company conducts marketing campaigns to attract new customers to open an account, but it does not offer rebates based on trading volume or specific incentives to invest in different crypto assets. With respect to collaboration with other Monex Group companies, the Company has updated the disclosure on page 193 of Amendment No. 1 under the heading “Group Collaboration” to clarify that such collaboration consists of: (A) an offer to shareholders of Monex Group, as of a record date, of an incentive of ¥500 worth of Bitcoin if they establish a Coincheck account and register for the incentive within a specified period of time and (B) the ability of brokerage customers of Monex Inc. who receive “Monex points” to exchange one point for ¥1 of certain crypto assets at then-current prices. With respect to data collection practices, the Company has added relevant disclosure under the heading “Data Collection Practices” on page 194 of Amendment No. 1.

4.	Please be advised that we have referred this filing to the Division of Trading and Markets. There may be further comment upon conclusion of their review.

The Company acknowledges the Staff’s referral of the filing.

Summary of the Proxy Statement/Prospectus, page 10

5.	Please revise your summary section to summarize the extensive regulatory regimes which you are subject to and expand your disclosure regarding the risks and uncertainties inherent in your business.

In response to the Staff’s comment, the Company has revised its disclosure on page 10 of Amendment No. 1.

Parties to the Business Combination

Thunder Bridge, page 10

6.	We note your disclosure that the Over-Allotment Units and the Private Placement Units were sold at $10.00 per unit. In light of that, please confirm whether the proceeds of the Over-Allotment Units should be $11,527,840 and the proceeds of the Private Placement Units should be $230,550 and if so, revise the disclosure.

In response to the Staff’s comment, the disclosure on page 9 of Amendment No. 1 has been revised.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

Organizational Structure following the Business Combination, page 13

7.	Please revise to include the defined names of each entity in the organizational diagrams prior to and following the business combination.

In response to the Staff’s comment, the organizational diagram following the business combination on page 13 of Amendment No. 1 has been revised to refer to the defined names of each entity, and an additional diagram depicting a simplified version of the organizational structures of Thunder Bridge and Coincheck prior to the business combination has been added on page 13 of Amendment No. 1.

Questions and Answers About the Business Combination, page 26

8.	Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. In this regard we note your disclosure on page 35.

In response to the Staff’s comment, the disclosure on page 37 of Amendment No. 1 has been revised.

9.	We note your disclosure on pages 35 and 36 and under “Conflicts of Interest” beginning on 233 of a variety of potential conflicts of interest that exist or may emerge between the sponsor and the company’s officers and directors on one side, and the company and its public shareholders on the other. Please clarify how the board considered those conflicts in negotiating and recommending the Business Combination.

In response to the Staff’s comment, the disclosure on page 37 of Amendment No. 1 has been revised.

10.	We note your disclosure of a “Minimum Cash” Condition on page 28. Please clarify the “Minimum Cash” threshold.

In response to the Staff’s comment, the disclosure on page 28 of Amendment No. 1 has been revised.

11.	We note your disclosure on page 30 that the Sponsor and your officers and directors have agreed to waive their redemption rights. Please describe any consideration provided to Thunder Bridge’s officers and directors in exchange for this agreement.

In response to the Staff’s comment, the disclosure on page 30 of Amendment No. 1 has been revised.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

What equity stake will current Thunder Bridge stockholders, page 28

12.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by expanding your sensitivity analysis to show a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Please also revise the table on the cover page accordingly.

In response to the Staff’s comment, the disclosure on the cover page and on page 28 of Amendment No. 1 has been revised.

Proposals to be Submitted at the Stockholders Meeting , page 39

13.	Please include structure charts showing the ownership of Thunder Bridge Capital Partners IV, Inc. and Coincheck, Inc., prior to the Business Combination, as well as an intermediate chart showing the reorganization and share exchanges involved in the Business Combination. In addition, please revise the post-Business Combination structure chart on page 13 to show ownership percentages under a no redemption scenario. If accurate, please revise the post-Business Combination structure chart on page 13 and the table on page 28 to refer to “Monex Group, Inc.”, as opposed to “Former Coincheck Equityholders” as the holder of 83% of the Post-Combination Company.

In response to the Staff’s comment, the structure charts on pages 13 and 14 of Amendment No. 1, have been revised. As disclosed on page 254 of Amendment No. 1, the shareholders of Coincheck prior to the business combination include Monex Group, Inc. and two individual shareholders.

Our total revenue is substantially dependent on the prices of crypto assets, page 45

14.	Please revise here and in the summary to update your disclosure and discuss the impact of the recent declines in prices of crypto assets that you support.

In response to the Staff’s comment, the Company has revised its disclosure on pages 10, 46 and 184 of Amendment No. 1 and added a related discussion under the heading “Recent Developments and Outlook” on page 204 of Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

Risks Relating to Coincheck’s Business and Industry
A crypto asset’s status as a “security” in any relevant jurisdiction, page 53

15.	We note your disclosure that “If Bitcoin, Ethereum, or any other crypto asset supported on our trading platforms is deemed to be a security under the laws of foreign jurisdictions, including the United States, it may have adverse consequences for the market for such supported crypto asset.” In light of this, please add disclosure regarding your continued offering of XRP on your platform and any adverse consequences resulting from the SEC’s complaint against the promoters of XRP alleging that they raised more than $1.3 billion through XRP sales that should have been registered under the federal securities laws but were not.

In response to the Staff’s comment, the Company has revised the risk factor “A particular crypto asset’s status as a ‘security’ in any relevant jurisdiction remains subject to a high degree of uncertainty.” on page 55 of Amendment No. 1 to address the potential impact on the Company as a result of its offering of XRP on its trading platforms in the event the SEC’s enforcement action results in XRP being deemed a security under U.S. securities laws.

We compete against a growing number of decentralized and noncustodial platforms, page 53

16.	Please revise to further describe the benefits of non-custodial and decentralized platforms versus Coincheck’s platform, beyond low start-up costs. In particular, please describe whether transactions on such platforms may be faster, less expensive or more private than those conducted through Coincheck.

In response to the Staff’s comment, the Company has revised the risk factor “We compete against a growing number of decentralized and noncustodial platforms and our business may be adversely affected if we fail to compete effectively against them.” on page 54 of Amendment No. 1.

The loss or destruction of private keys required to access any crypto assets, page 56

17.	Please disclose if you have any obligations to your securities or crypto asset account holders in the event of loss or fraud. In so doing, please expand your discussion of lawsuits you faced in the wake of the “NEM hacking incident,” where 500 million of NEM, worth approximately US$400 million, were lost from your platform, and refer to the incident under the risk factor captioned “Risks Relating to Crypto Assets-Due to unfamiliarity and some negative publicity associated with crypto asset platforms...” where you discuss significant hacking incidents on page 62. Please also revise your summary risk factor disclosure to specifically address the NEM hacking incident.

In response to the Staff’s comment, the Company has revised the risk factor now captioned “We suffered a significant loss of customer funds due to hacking in 2018 and any future failure to safeguard and manage our customers’ crypto assets could adversely impact our business, operating results, and financial condition.” on page 56 of Amendment No. 1 to reference the 2018 hacking incident in the title and disclose the reimbursement of customer funds and related lawsuits. The Company has also added references to the hacking incident in the summary risk factor disclosure on page 22, the risk factor “The loss or destruction of private keys required to access any crypto assets…” on page 57, and the risk factor “Due to unfamiliarity and some negative publicity associated with crypto asset platforms…” on page 63. We remain subject to lawsuits relating to the calculation of the compensation provided in connection with the hacking incident. Some of these lawsuits have been resolved by judgement or alternative dispute resolution, but as of July 2022 there are three remaining lawsuits demanding approximately ¥429 million as disclosed on page 180 of Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

Many of our customers are first-time users, page 57

18.	We note your disclosure that you have seen a significant increase in the number of new accounts opened by first-time investors in the years ended March 31, 2020 and 2021. Please quantify your new accounts opened for the periods presented.

In response to the Staff’s comment, the Company has revised its disclosure on page 58 of Amendment No. 1 to quantify the number of new accounts for each of the past three fiscal years.

We are exposed to credit risks for cryptocurrency exchange brokers, page 68

19.	Please revise to identify any cryptocurrency exchange broker for which you have or may have any material credit risk exposure.

In response to the Staff’s comment, the Company has revised the disclosure on page 69 of Amendment No. 1. The Company supplementally advises that it does not have exposure to market participants recently reported as having financial difficulties, such as Celsius.

Risks Related to Thunder Bridge and the Business Combination, page 71

20.	Please disclose the material risks to public warrant holders, in particular those arising from the differences between private placement warrants and public warrants.

In response to the Staff’s comment, the Company has revised Amendment No. 1 to include additional disclosure on pages 32 and 33 and the disclosure included in the risk factor “PubCo may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Public Warrants worthless.” on page 83 of Amendment No. 1 has been revised.

21.	We note your disclosure on page 77 that you waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

We respectfully refer you to the following disclosure in the last sentence of the fourth paragraph of the risk factor “Certain of our officers and directors are now, and all of them may in the future become…” on page 78 of Amendment No. 1, which provides: “We are not aware of any such conflicts of interest and do not believe that any such conflicts of interest impacted our search for an acquisition target.”

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

22.	Please reconcile your risk factor caption on page 79 that “Thunder Bridge does not have a specified maximum redemption threshold” with your statement that “in no event will Thunder Bridge redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon the consummation of the Business Combination.”

In response to the Staff’s comment, the risk factor caption on page 80 has been revised in Amendment No. 1.

Thunder Bridge stockholders.... will exercise less influence over management, page 78

23.	Please revise to define the term “2022 Plan.”

In response to the Staff’s comment, the disclosure on pages 79 and 145 has been revised in Amendment No. 1.

Note 2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined

Balance Sheet, page 124

24.	We note your disclosure in footnote F related to the recognition of Earn-Out shares as a liability measured at fair value. Please provide us your accounting analysis related to the Coincheck Shareholder and Sponsor Earn-Out arrangements. Specifically, tell us how you considered whether the arrangements were in the scope of IFRS 2 and how you considered the impact of service or vesting conditions on your recognition and measurement.

Please refer to Annex A, which includes the requested accounting analysis related to the Coincheck Shareholder and Sponsor Earn-Out arrangements (collectively the “Earn-Outs”) for your reference. The Company determined that Earn-Outs did not meet the scope of IFRS 2, which applies to shares issued in exchange for goods or services (as per IFRS 2.2 and the definition of a share-based payment arrangement), because the Company did not receive any such goods or services in exchange for the Earn-Outs.

Certain Historical and Prospective Financial Information, page 139

25.	We note the reference in the section heading to “Prospective Financial Information” provided to the Thunder Bridge board as well as a reference to “projections” in the paragraph below. Please tell us, and revise your disclosure to clarify, whether any projections or other prospective financial information was provided to or considered by the Thunder Bridge board in connection with the board’s consideration of the business combination transaction.

In response to the Staff’s comment, we note that the Thunder Bridge Board relied on historical financial data but was not provided financial projections as part of its evaluation materials. Accordingly, the disclosure on page 139 of Amendment No. 1 has been revised.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

The Business Combination Agreement
Closing Conditions, page 157

26.	Please confirm, if true, that all conditions to closing under the Business Combination Agreement may be waived by the affected party. If not, please revise to identify which closing conditions may be waived, and which may not.

In response to the Staff’s comment, the disclosure on page 157 of Amendment No. 1 has been revised.

Overview, page 179

27.	Please provide narrative disclosure that explains the customer journey on Coincheck’s platform. In your revised disclosure, please

●	Explain how an account is verified and funded (including AML/KYC process, expanding on your reference to “robust KYC/AML and compliance infrastructure” on page 179);

●	Describe all of the steps that occur once an account is funded leading up to and through the completion of a trade;

●	Identify who has custody of any funds going out to fund a transaction;

●	Identify who has custody of any asset, digital or otherwise, that goes back to a customer’s brokerage account; and

●	Clarify the extent of regulatory approvals to perform these tasks.

In response to the Staff’s comment, the Company has revised its disclosure on page 194 of Amendment No. 1 under the heading “Our Customers — Account Opening Procedures.”

28.	Please confirm whether 100% of your customer base is located within Japan. If not, please provide a breakdown of the location of accounts held by users outside of Japan, and discuss any trends in account openings and behavior. Please also disclose whether all Coincheck products and services, including Coincheck Lending and the NFTs, are available to all customers regardless of jurisdiction, or any limitations on offerings in certain jurisdictions. Please disclose how Coincheck ensures compliance with laws and regulations in the various jurisdictions in which it operates or offers products and services.

The Company advises the Staff that all of its new account holders must reside in Japan, and the Company requires proof of a customer’s Japan address in its onboarding KYC process. The Company has operating procedures in place to monitor accounts on an ongoing basis and suspends transactions under an account, returns the account assets to the customer and closes the account if deemed necessary, including because of a determination that the account is held by a United States resident. The Coincheck Lending program is only available to the Company’s account holders.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

With respect to NFT marketplaces, as discussed above in response to the Staff’s Comment #1, Coincheck NFT Marketplace is only available to existing Coincheck account holders who submit an additional application. With respect to the miime on-chain NFT exchange platform, users access the exchange platform using a personal Ethereum wallet, such as MetaMask, and their personal data, including location data, is not available to the Company. NFT titles offered on the miime platform are screened in advance to confirm that they are unique items and not a form of cryptocurrency (as disclosed in response to Comment #43).

For questions relating to laws and regulations of jurisdictions other than Japan, the Company consults with external legal counsel.

29.	Please expand your disclosure regarding Coincheck’s crypto assets business to clearly describe the following:

●	Coincheck’s key products, services, product families and their markets and customers;

●	distribution methods of the products or services;

●	status of any publicly announced new product or service;

●	Coincheck’s competitive position in the industry and methods of competition;

●	whether the crypto assets business is dependent on one or a few customers, suppliers or other counterparties;

●	need for any government approval of principal products or services;

●	the relationship between Coincheck and Monex (and the extent to which a customer of one entity is either automatically a customer of the other, or is incentivized to open an account with the other); and

●	any other information material to understanding the crypto assets business and business activities.

In response to the Staff’s comment and related items, the Company has reorganized and revised its disclosure on pages 188 through page 193 of Amendment No. 1 under the heading “Information about Coincheck — Our Services.”

30.	Please provide us with the information that supports your disclosure that you estimate that 28% of cryptocurrency users in Japan have a verified Coincheck account.

In response to the Staff’s comment, the Company has revised the disclosure on page 179 of Amendment No. 1 to clarify that the market share estimate is based on data compiled by the JVCEA. As of March 31, 2022, the total verified users reported by the JVCEA was 5.85 million, while the Company had total verified users of 1.62 million.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

The cryptocurrency markets are rapidly growing and expanding, page 181

31.	Please revise to update and balance the disclosure in this section regarding the growth of the cryptocurrency markets.

In response to the Staff’s comment, the Company has revised its disclosure on page 184 of Amendment No. 1 to address recent trends in the cryptocurrency markets. Please also refer to the Company’s response to Comment #14.

Trusted Brand, page 187

32.	Please tell us why you believe your brand is “trusted by users and regulators.” In your response, please tell us the basis for forming this belief and also address the extent to which the NEM hack in 2018 was considered.

The Company advises the Staff that, as described under “Information about Coincheck — Our History” on page 180 of Amendment No. 1, after the NEM hacking incident in January 2018 and the acquisition of Coincheck by Monex Group in April 2018, the Company undertook a series of initiatives to improve the security of its trading platforms. Monex Group operates Japan’s leading online brokerage firm, a U.S. licensed broker dealer, and various other licensed financial businesses in Japan and other jurisdictions, and helped to strengthen Coincheck’s governance and management. Following the NEM hacking incident and other similar issues experienced by the industry in Japan, the Company also engaged with Japan’s Financial Services Agency (the “FSA”) and took a constructive role in the formation of the JVCEA, which was granted self-regulatory status in October 2018. The Company has revised its disclosure on page 187 of Amendment No. 1 to clarify why it believes it has a trusted brand with its users and a constructive relationship with its regulators.

Exchange Platform, page 188

33.	You state here that you generally do not earn direct commissions from trades on the exchange platform. Please revise to clarify how you generate revenue from this platform.

In response to the Staff’s comment, the Company has revised the disclosure on page 188 of Amendment No. 1 to clarify that the Company derives a benefit from the Company’s exchange platform by executing trades on its exchange platform to cover positions created when operating its marketplace platform. These trades are at a lower cost than would be incurred by trading through other means. The Company also differentiates its service offerings from competitors who charge for similar platforms. The Company does charge commissions to other crypto exchange operators that also transact on its exchange platform to secure liquidity, but such commissions represented less than 1% of total revenue in the year ended March 31, 2022.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

Information About Coincheck
Our Services, page 188

34.	Expanding on your disclosure here and under “Coincheck Management’s Discussion and Analysis of Financial Condition and Results of Operations-Key Operating Metrics” on page 200, please revise to identify and quantify the amount of trading of each crypto asset that is traded on Coincheck’s investment platform. Please identify all of the crypto assets that Coincheck offers services in and identify all of the crypto asset services provided for each asset. Consider updating the table on page 188 to show these various crypto assets and corresponding services. In addition, in light of your disclosure on page 200 that “we have aimed to expand our revenue opportunities by adding new cryptocurrencies,” please tell us the crypto assets that you plan to add as part of these initiatives, and disclose your anticipated timeframe for introducing the new crypto assets.

In response to the Staff’s comment, the Company has included additional tables on page 189 of Amendment No. 1 to identify the services available for each supported cryptocurrency.

In the bar graph showing trading volume on page 207 of Amendment No. 1, the Company respectfully submits that each crypto asset that accounted for 10% or more of trading volume in the year ended March 31, 2022 has been identified separately. The Company has also added a note to disclose that the next highest trading volume in the year ended March 31, 2022 was for ENJ. Please also refer to the Company’s response to Comment #67.

The Company monitors market developments to consider the potential to offer exchange services for additional crypto assets but does not have a fixed plan for introducing new crypto assets. The criteria the Company uses to evaluate potential crypto assets and the requirement for prior JVCEA approval before introduction of trading are disclosed on pages 189 and 190 of Amendment No. 1.

35.	We note your disclosure on page 190 that Coincheck offers a service, “Coincheck Lending, through which users lend their crypto assets to [Coincheck] for a contracted period of time.” Please expand your disclosure to provide a materially complete description of this service. For example purposes only:

●	disclose any limits on the amount or size of loans made by your users;

●	quantify or provide a cross-reference to the amount of crypto assets borrowed;

●	describe the purpose of the crypto asset borrowings, including how the borrowed crypto assets are used; and

●	expand upon your disclosure of the implied yield for any assets you borrow of up to 5% per year to identify the assets that you borrow and the rates or ranges of rates you pay, including how often the rates are changed.

In response to the Staff’s comment, the Company has revised its disclosure on page 191 under the heading “Coincheck Lending” of Amendment No. 1.

36.	Please describe the steps to approve new crypto assets for trading on your platform, including the commercial, legal and technical considerations given when making such a determination.

In response to the Staff’s comment, the Company has revised its disclosure on pages 189 and 190 of Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

Marketplace Platform, page 188

37.	Please revise to clarify what the term “cover” means in your references to “covered counterparties” and “cover transactions” referenced throughout your filing.

In response to the Staff’s comment, the Company has added definitions of “Cover transactions” and “Covered counterparties” in the “Frequently Used Terms” section on page 4 of Amendment No. 1. Please also refer to the disclosures made about transactions on the Company’s marketplace platform in the response to Comment #38.

38.	Please revise your disclosure here to more fully describe how a transaction is completed on your marketplace platform. For example, please describe how your cover transactions work, who you transact with to cover and what information you provide to your users about the spread that you add or deduct to the crypto asset price. Please also explain the statement that transaction revenue is “mainly derived” from transactions with retail customers where you add or deduct a bid-ask spread.

In response to the Staff’s comment, the Company has revised its disclosure on page 188 under the heading “Marketplace Platform” of Amendment No. 1 to more fully describe how a transaction is completed.

In addition, since the spreads applicable to trading on the marketplace platform are the source of transaction revenue, the Company has revised the disclosure on page 188 of Amendment No. 1 to delete the reference to “mainly” derived.

Coincheck IEO, page 189

39.	We note disclosure that you launched your Initial Exchange Offering (“IEO”) business in 2021, which enables crypto start-ups to raise money through a trading platform or crypto exchange. Please tell us and revise your filing to:

●	Explain in further detail the services and activities you provide as part of your IEO business including a discussion of the flow of tokens and fiat or crypto assets between parties and your role in the flow;

●	Discuss how tokens are received into and subsequently sold on the Coincheck IEO platform, including a discussion of how payments (e.g. fiat currency or cryptocurrency) by customers are received and remitted to the crypto start-ups;

●	Disclose whether you provide custody services for the tokens sold on your Coincheck IEO platform; and

●	Disclose your accounting policies related to each aspect of the IEO that impacts your financial statements including, for example, your revenue recognition policies and whether you are a principal or an agent.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

In response to the Staff’s comment, the Company has revised its disclosure on pages 191 and 192 under the heading “Coincheck IEO” of Amendment No. 1.

In addition, accounting policies related to IEO are as described below, a summary of which is also provided on page 207 of Amendment No. 1. Note 3, item (13)(b) to the financial statements included in Amendment No. 1 has also been revised.

Regarding the IEO business, the Company has performance obligations to both issuers and customers and recognizes revenue when it fulfills these performance obligations. For issuers, the performance obligations are selling issuer tokens (that may be exchangeable for a cryptocurrency in the future) to users and listing of the tokens on its marketplace platform.

In Japan, the approval of the JVCEA is required for crypto asset tokens to be traded on the marketplace platform. Coincheck also screens and assesses tokens for the JVCEA’s review.

The Company acts as a principal since it holds the primary responsibility to the issuers. In addition, the Company measures tokens received as consideration, in addition to cash, at fair value (IFRS 15.66).

The Company is obligated to issue tokens to users and acts as an agent when it delivers tokens to the users. Although the Company sells tokens on behalf of the issuer and keeps tokens upon issuance, any unsold tokens must be returned to the issuer by contract. Therefore, the Company does not bear any inventory risk. In addition, the Company’s ability to generate revenue from its service of arranging and providing tokens as an agent is limited (IFRS 15 B37).

In connection with its first IEO offering, the Company received commissions from the issuer in the form of tokens. As noted above, commissions attributable to the tokens received were measured at fair value and the corresponding amount was included in commissions received. Subsequently, the Company sold the related crypto assets over its exchange platform. The Company recognized related revenue in the amount of ¥2.2 billion in the year ended March 31, 2022. The revenue was recognized as transaction revenue.

40.	Please revise to describe any listing criteria you utilize for IEOs.

In response to the Staff’s comment, the Company has revised its disclosure on pages 191 and 192 under the heading “Coincheck IEO” of Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

NFT Marketplaces - Coincheck NFT and miime, page 189

41.	We note that Coincheck NFT Marketplace began operations on March 24, 2021 and was the first off-chain NFT exchange in Japan to allow users to buy and sell non-fungible tokens (“NFTs”). Please tell us and revise your filing to explain in further detail the following:

●	Whether you provide custody services for holders of NFTs;

●	How you considered the applicability of Staff Accounting Bulletin No. 121 (SAB 121); and

●	Your accounting policies related to holding, buying and selling NFTs.

Additionally, please tell us whether you are the principal or agent in NFT transactions and provide us with an accounting analysis detailing how you made this determination considering the guidance in IFRS 15. Please also tell us how you determined the transaction price in NFT transactions.

Users of the Coincheck NFT marketplace are required to deposit NFTs in the wallets administered by the Company. Since the Company safeguards NFTs deposited by customers in such wallets, the Company possesses the private keys, but the Company is just maintaining custody of the NFTs on behalf of the customer as an agent and does not control the NFTs of users. Accordingly, the Company does not recognize the NFTs as its asset. Although there is no clear law regarding NFTs in Japan, according to the Company’s Terms of Use the Company compensates for the missing NFTs arising from negligence by the Company, and thus the Company is responsible to safeguard such NFTs deposited by customers. Therefore, the Company considers that NFTs deposited by customers are within the scope of SAB 121 and recognizes the obligation to safeguard the NFTs deposited by customers in its consolidated statement of financial position.

In addition, NFTs held by the Company in the ordinary course of business for sale on the Coincheck NFT Marketplace are accounted for under IAS 2. They are measured at the lower of cost and net realizable value (IAS 2.9) instead of IAS 2.3(b), which is applied in the measurement of cryptocurrency, because such NFTs acquired are not intended to be sold within a short period of time in order to generate a profit from broker-trader margins. Please refer to Note 3, item (4)(a) in its consolidated financial statements for a description of these accounting treatments.

On the Coincheck NFT Marketplace, the Company may list the offering and the user may make a purchase, or the user may buy or sell the NFTs and the Company may act as an intermediary as a platform. In either case, transactions on the Coincheck NFT Marketplace are accounted for in accordance with IFRS 15.

When selling NFTs held by the Company to its customers, the Company uses its NFT Marketplace. The performance obligation is to deliver NFTs held by the Company to the customers, and it is fulfilled at the time when NFTs are delivered to the customers. In addition, regarding transaction price, it is the transaction price that the Company decides, and the Company acts as a principal since the Company has the ability to decide the price and is responsible for inventory risk (IFRS 15 B37).

Regarding brokering the sale of NFTs between users, the Company operates the exchange platform similar to crypto assets transactions between users. Coincheck is obligated to broker transactions between the users selling NFTs and the users buying them, similar to user-to-user transactions for cryptocurrency. The Company acts as an agent since the performance obligation is to arrange to transfer the NFT of the selling party to the other party (IFRS 15 B36). The Company recognizes revenue when the obligation to facilitate the transaction is satisfied. The Company provides users with fee rates in accordance with market conditions, and the transaction prices are calculated based on those fee rates.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

In response to the Staff’s comment, the Company has revised its disclosure under the heading “NFT Marketplaces — Coincheck and miime” beginning on page 192 of Amendment No. 1 and also clarified the treatment of NFTs in Note 3, item (4)(c) “Safeguard asset/Safeguard liability” in its consolidated financial statements.

42.	We note that since the acquisition of Metaps Alpha Inc. in February 2021 you have operated miime, an on-chain NFT exchange platform. Please tell us and revise your filing to disclose the following:

●	How miime operates and specifically the services and activities provided and how miime interacts with the block chain; and

●	The type of fee received (e.g. fiat or crypto), how it is determined and your accounting policies related to revenue recognition and any other areas impacting your financial statements.

Miime is an on-chain NFT exchange platform that enables users to purchase and sell NFTs with other users by connecting them using a self-custodial wallet such as MetaMask. In response to the Staff’s comment, the Company has revised its disclosure under the heading “NFT Marketplaces — Coincheck and miime” beginning on page 192 of Amendment No. 1 to describe the services and activities provided and the type of fee received. Note 3, item (13)(b) of the financial statements included in Amendment No. 1 has also been revised to further describe revenue from the Company’s miime service.

Miime currently offers a platform for trading NFTs in a variety of areas like games, arts, and sports (it currently offers nine titles). NFT titles offered on the miime platform are screened in advance to confirm that they are unique items and not a form of cryptocurrency (as disclosed in response to Comment #43). All trading transactions are recorded into blockchain as miime adopts on-chain transactions. As transactions can only be settled in a crypto asset (ETH), the commission fee Coincheck receives is in crypto assets. Commission fees are determined per title. In accordance with IFRS 15, Coincheck has a performance obligation to execute transactions between sellers and purchasers of NFTs in the same manner as a crypto assets exchange platform, and the Company recognizes revenues when this obligation is fulfilled.

Regarding miime, customer NFTs are held in wallets controlled by the customer and not in wallets controlled by or in the custody of the Company. The Company does not possess the private keys. Therefore, the Company is not responsible for safeguarding NFTs of the customers and does not recognize safeguard liability.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

NFT Marketplaces, page 189

43.	Please revise to describe your process for approving NFTs for listing on your marketplace and what role you play in price discovery or other disclosure regarding the particular NFTs that are traded.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 192 of Amendment No. 1 under the heading “NFT Marketplaces — Coincheck NFT and miime.”

Additional Services, page 190

44.	Please quantify for us, for each period presented, the revenue and costs recognized for each service listed and provide any other relevant metrics to describe the materiality of the service on financial results or your business plan. Additionally, please tell us how you expect each service to impact financial results and trends in future periods.

The Company respectfully submits that as disclosed on pages 10, 46, 203 and 207 of Amendment No. 1, transaction revenue derived from its marketplace platform has accounted for over 90% of its total revenue during the three year-period ended March 31, 2022 and is expected to continue to be the Company’s primary source of revenue. Based on the amounts disclosed in Note 7 to the Company’s consolidated financial statements, transaction revenue was 92.5%, 95.8% and 91.3% of total revenue in the years ended March 31, 2020, 2021 and 2022, respectively. Trading attributable to the use of Periodic Purchases and Large-lot OTC Trading Service by the Company’s customers are both reflected in transaction revenue, with each representing less than 1% of transaction revenue in the fiscal year ended March 31, 2022.

Based on the amounts disclosed in Note 7 to the Company’s consolidated financial statements, commissions received (which include remittance fees, deposit and withdrawal fees and commissions charged to corporate users of the Company’s exchange platform) were 7.5%, 4.2% and 5.5% of total revenue in the years ended March 31, 2020, 2021 and 2022, respectively. In the year ended March 31, 2022, account-related fees, including remittance, deposit and withdrawal fees, were 81.5% of commissions received, while commissions from the exchange platform were insignificant as described in the response to the Staff’s Comment #62. The Company also recorded commissions equal to approximately 19% of commissions received in connection with its initial IEO transaction in the year ended March 31, 2022. Commission revenue associated with Coincheck Electric and Coincheck Gas was insignificant in all periods. Revenue associated with Sharely was ¥41.8 million in the fiscal year ended March 31, 2022, which was immaterial, and the Company does not currently expect a significant revenue contribution from this service.

Prior to the year ended March 31, 2022, there were no other material sources of revenue. During the year ended March 31, 2022, the Company recorded other revenue equal to 3.1% of total revenue, principally relating to revenues derived from the sale of NFTs on its Coincheck NFT Marketplace.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

Overview of Regulatory Framework in Japan, page 193

45.	Please revise to disclose who determines whether a particular asset is a crypto asset or a security token. Please also disclose whether or not these designations have or could change for a particular asset.

In response to the Staff’s comment, the Company has revised the disclosure on page 196 under the heading “Overview of Regulatory Framework in Japan” of Amendment No. 1.

Coincheck Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics and Trends, page 200

46.	Please revise here and in your Summary to disclose the digital assets under custody at the end of each reporting period and tell us the maximum amount of digital assets held in custody for your customers during each reporting period. In addition, please expand your disclosure regarding what Coincheck does with the digital assets of which it has custody.

The Company respectfully submits that the safeguard liabilities disclosed on page 40 of Amendment No. 1 under “SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF COINCHECK” and in the consolidated statement of financial position correspond to the amount of customer digital assets under custody at the end of each reporting period. In Amendment No. 1 those amounts have been revised to include NFTs held in wallets administered by the Company in connection with its Coincheck NFT marketplace. The highest monthly amount for total customer digital assets under custody in each year was ¥98 billion during the year ended March 31, 2020, ¥386 billion in the year ended March 31, 2021 and ¥485 billion in the year ended March 31, 2022. As noted in the response to the Staff’s Comment #2, the Company has revised its disclosure on page 190 of Amendment No. 1 under the revised heading “Account Management and Custody of Customer Crypto Assets” to describe its custodial practices.

Verified Users, page 200

47.	Please revise to disclose how you use the verified users metric to manage your business. Please also revise to describe any material assumptions or limitations associated with this metric, including clarifying whether or not a previously verified user would ever be removed from the total number based on passage of time or otherwise.

In response to the Staff’s comment, the disclosure on page 204 of Amendment No. 1 has been revised. As discussed therein, closed accounts are removed from the total of verified users.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

IEO-related Revenue, page 203

48.	We note disclosure that you recorded revenue of ¥2.5 billion from your IEO service for the six-months ended September 30, 2021, all of which was from the revenue generated by the IEO of Palette Token. We also note on page F-48 that commissions received revenues totaled ¥1.07 billion for the six month period ended September 30, 2021, which includes fees from the issuer of IEO. Please revise your filing to clearly disclose, and reconcile these differing amounts, of IEO revenues recorded for this period.

IEO-related revenue consists of commissions from issuers and users, as well as subsequent revenue related to crypto assets received as commissions. Of the commission revenue of ¥1,579 million received in the year ended March 31, 2022, as disclosed in Note 7 to the Company’s consolidated financial statements, commission revenue related to the IEO of Palette Token was ¥304 million. As described in the response to Comment #39, commissions received in the form of tokens were recognized at fair value. Subsequently, the Company sold the related crypto assets over its exchange platform. The Company realized related revenue in the amount of ¥2.2 billion in the year ended March 31, 2022. The revenue was recognized as transaction revenue. Thus the total amount of IEO-related revenue is approximately ¥2.5 billion.

In response to the Staff’s comment, the disclosure on page 207 of Amendment No. 1 has been revised to more clearly explain what is included in IEO-related revenue.

Regulation in Japan and international markets, page 205

49.	We note your statement that “our business is subject to the oversight of numerous regulatory agencies in Japan and other jurisdictions, including, but not limited to, Japan’s Financial Services Agency (“JFSA”) and the JVCEA.” Please disclose the other jurisdictions to which you are subject to regulation. In particular, please disclose whether any of Coincheck’s activities are subject to regulation in the United States, and the relevant regulators in the United States.

The Company advises the Staff that all of its new account holders must reside in Japan, and the Company requires proof of a customer’s Japan address in its onboarding KYC process. The Company has operating procedures in place to monitor accounts on an ongoing basis and suspends transactions under an account, returns the account assets to the customer and closes the account if deemed necessary, including because of a determination that the account is held by a United States resident. The Company has revised its disclosure on page 209 of Amendment No. 1 to remove the reference to “and other jurisdictions” and also added disclosure there that any future expansion of its services to areas outside of Japan would subject the Company to additional regulation and to cross-reference the risk factor captioned “If we expand our international activities, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase…” on page 59 of Amendment No. 1.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

Factors Affecting Our Results of Operations

Offering additional products and services, page 205

50.	Please expand your discussion regarding marketing and associated costs, and revise to identify the nature and type of all costs associated with customer acquisition. Please quantify, if available, your per-account acquisition costs and the payback period for Coincheck’s customers for each of the periods presented, and describe how the customer acquisition costs impact such payback period.

The Company’s advertising and promotion expenses are used for customer acquisition. For the fiscal years ended March 31, 2020, 2021 and 2022, the Company’s advertising and promotion expenses totaled ¥264 million, ¥2,055 million and ¥5,746 million, while the number of new accounts opened with the Company was 80,770, 266,055 and 415,525, respectively. The Company monitors the relationship between the number of new accounts and advertisement and promotion expenses, but it also believes that the number of new accounts opened in a certain period is heavily influenced by a variety of external factors, including price trends of the cryptocurrencies supported on its trading platforms and media coverage regarding crypto markets. The Company expects to continue to consider the latest market trends, its financial condition and other factors in addition to historical experience of marketing effectiveness in any given period in determining appropriate levels of marketing expenditures. In light of the declines in trading volume and price levels of Bitcoin and other crypto assets in the first half of calendar 2022, the Company currently anticipates a lower level of advertising and promotional expenses in the current fiscal year as compared to the fiscal year ended March 31, 2022.

The Company has revised its disclosure to provide more information regarding its advertising and promotion expenses on page 209 of Amendment No. 1.

51.	We note that you employ digital marketing and other advertising, including on television. Please revise to explain in more detail the mechanics of your marketing campaigns.

In response to the Staff’s comment, the Company has revised its disclosure on page 209 of Amendment No. 1 under the section titled “Marketing.”

Historical Results of Operations, page 208

52.	Please revise to disaggregate your selling, general and administrative expenses by each significant component disclosed on page 206.

In response to the Staff’s comment, the Company has revised its disclosure on pages 212 and 213 of Amendment No. 1 to disaggregate its selling, general and administrative expenses.

Liquidity and Capital Resources, page 211

53.	Please revise your crypto asset disclosures referenced in the fourth paragraph of this section to include all crypto assets recognized in the consolidated statements of financial position or more clearly discuss which crypto assets are included in amounts disclosed.

In response to the Staff’s comment, the Company has revised its disclosure on page 215 of Amendment No. 1 under “Liquidity and Capital Resources” to more clearly discuss which crypto assets are recognized in the consolidated statements of financial position and has updated such information to March 31, 2022.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

54.	We note disclosure that you held ¥71 million of crypto assets at cost as of March 31, 2021, which is defined as crypto assets held less crypto asset borrowings. Please revise to clarify if this amount represents crypto assets held for use as described in the final paragraph on page F-64. If so, please more clearly explain how you determine which crypto assets held for use are considered current assets and which are considered non-current assets. If not, please revise to more clearly explain why this amount is measured at cost.

As noted in the response to Comment #53, the Company has revised its disclosure on page 215 of Amendment No. 1 under “Liquidity and Capital Resources” to more clearly discuss which crypto assets are recognized in the consolidated statements of financial position and has updated such information to March 31, 2022. With respect to crypto assets held for use, please also refer to the response to Comment #61.

Crypto Asset Borrowings, page 214

55.	Please tell us the IFRS guidance you relied upon to recognize and measure your crypto asset borrowings. Specifically tell us if you believe there is an embedded derivative and how you account for it.

Crypto asset borrowing arrangements provide the Company with the rights to use crypto assets received from customers for a period specified in the contract, while creating obligations on the part of the Company to transfer such crypto assets back to the customers when the contractual borrowing period ends. Unlike normal financial borrowing arrangements, crypto asset borrowing arrangements do not create financial liabilities, primarily because the contracts do not create a contractual obligation of the Company to deliver cash or another financial asset to another entity due to the characteristics of crypto assets.

In this accounting determination, the Company referred to definitions of a “financial liability” set forth in paragraph 11 of IAS 32 – Financial Instruments: Presentation. The Company also referred to AG 10 of IAS 32, which explains that control of physical assets creates an opportunity to generate an inflow of cash or another financial asset, but it does not give rise to a present right to receive cash or another financial asset.

In the absence of accounting requirements that specifically address crypto asset borrowings, the Company referred to recognition criteria (see paragraphs 5.6 and 5.7) and measurement concepts for assets and liabilities (see paragraph 6.45 and other related paragraphs) in the Conceptual Framework for Financial Reporting as required by paragraph 11(b) of IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors. As a result, crypto assets and corresponding liabilities are recognized when the contracts are entered into, and such assets and liabilities are measured at the fair value of the crypto assets received with no resulting income and expenses recognized in the consolidated statements of profit or loss and other comprehensive income. Since the liabilities are already measured at fair value, there are no embedded derivatives.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

Crypto Assets Held, page 214

56.	We note your disclosure that Coincheck recognizes crypto assets received through airdrops or forks if the crypto asset is expected to generate probable future benefit and if you are able to support the trading, custody, or withdrawal of these assets. Please tell us and revise to disclose as needed:

●	If you have any material unrecognized crypto assets related to a hard fork or air drop;

●	If you have controls in place to monitor for a material hard fork or air drop;

●	What contractual or other obligations you have to your customers for airdrops and forks; and

●	If you have supported or recognized any airdrops and forks and if so the dollar amount.

The Company believes that crypto assets received through forks or airdrops, if it is considered that the probability of disposal is high, have the potential to generate probable economic benefits in the same manner as other crypto assets, thus these crypto assets have the nature of an asset due to the increase of probability of disposal. Therefore, the Company does not have material unrecognized crypto assets. If granted to customers, the related crypto assets will be segregated assets of the customers as with other deposited crypto assets.

In order to monitor material forks or air drops, the Company has established procedures to automatically notify information from Official Twitter accounts of each crypto asset etc. through Slack, and collects information on a daily basis.

Crypto assets acquired through forks or air drops are granted to customers as the expectation of future benefit increases, but the Company does not have a contractual commitment to grant. Crypto assets resulting from hard forks or airdrops with respect to ETH, BCH and XLM have been supported on the Company’s marketplace platform in the past and credited to customer accounts. Crypto assets resulting from hard forks or airdrops that are not supported but for which yen amounts were credited to our customers include ¥1.3 billion with respect to BSV.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

57.	Please revise here and in the notes to your financial statements to clarify if you act as a broker-trader of cryptocurrencies as referenced in IAS 2 and the June 2019 IFRS Interpretations Committee agenda decision. Please provide us an analysis supporting your determination. Additionally, please tell us how you determined that accounting for crypto assets as inventory at fair value and as intangible assets at cost was consistent with the guidance in IAS 2.

Application of IAS 2 and IAS 38 to the Company’s Holding of Crypto Assets

The Company holds certain crypto assets for facilitating customer transactions. These are held with the purpose of acquiring broker-traders’ margin. Hence, for the holdings of such crypto assets, the Company determined that it met the definition of broker-traders explained in paragraph 5 of IAS 2 – Inventories. Accordingly, the Company measures such crypto assets at fair value less costs to sell, with changes in fair value less costs to sell recognized in profit or loss in the period of the change in accordance with paragraph 3(b) of IAS 2. The Company has revised Note 3, item (4)(a) of the financial statements included in Amendment No. 1 to refer to the fact that it is considered a broker-trader of cryptocurrencies under IAS 2.

For other holdings of crypto assets, the Company determined that crypto assets meet the definition of intangible assets because they are identifiable non-monetary assets without physical substance (see paragraph 8 of IAS 38 – Intangible Assets) and do not meet the definition of inventory. Such intangible assets are initially measured at cost, and subsequently measured at cost less any accumulated impairment losses, using the cost model (see paragraphs 24 and 74 of IAS 38). See the Company’s response to Comment #61 for more information on its crypto assets held for use and included in non-current assets.

The Company believes that the accounting treatment explained above is consistent with Agenda Decision of the IFRS Interpretations Committee published in June 2019.

Application of IAS 2 to the Company’s Holding of NFTs

The Company holds a relatively small amount of non-fungible tokens. The Company holds non-fungible tokens for the purpose of sales in the ordinary course of business, not for the purpose of selling them in the near future and generating a profit from fluctuations in price or broker-traders’ margin. As a result, the Company measures the non-fungible tokens at the lower of cost and net realizable value in accordance with paragraph 9 of IAS 2.

58.	We note your disclosure that crypto assets held for facilitating transactions in the ordinary course of business are initially recognized at cost. Please revise here and in the notes to your financial statements to clarify how you measure cost.

The Company initially recognizes crypto assets held for facilitating transactions at the acquisition price. The Company has revised its disclosure on page 218 of Amendment No. 1 to clarify this. The Company has also revised Note 3(4)(a) in the financial statements of Amendment No. 1 to clarify initial recognition and the basis for subsequent fair value measurement.

59.	We note your disclosure that crypto assets held for facilitating transactions in the ordinary course of business are measured at fair value less costs to sell subsequent to the initial recognition. In measuring fair value, please tell us whether there is any bid-ask spread and if so, which price within the bid-ask spread you use to measure fair value for crypto assets and crypto asset borrowings (e.g. mid-market convention, etc.). Refer to IFRS 13.70 for guidance. Also, please tell us how you measure costs to sell.

There is not a bid-ask spread applied since a mid-market price is used for the fair value measurement. The Company only facilitates transactions in crypto assets that are traded heavily in the crypto asset markets and thus are expected to incur little cost to sell.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

60.	Please revise here and in the notes to your financial statements to clarify how you recognize the usage fee paid to the lender of the crypto asset.

The Company has revised its disclosure on page 219 of Amendment No. 1 as well as Note 3, item (4)(b) of the accompanying financial statements to clarify that the usage fee is calculated by multiplying the principal amount of borrowing by the interest rate and recognized as an expense over the borrowing period.

61.	Please revise to more clearly disclose the business purpose for your crypto assets held for use as we note disclosure on page 211 that Coincheck has not invested into crypto assets for their own account but may do so in the future.

Crypto assets the Company holds for use as intangible assets mainly consist of cryptocurrency that are held in operating the NFT marketplace platforms, Binance Coin (“BNB”) and NFTs. Because the Company does not hold these crypto assets for the purpose of facilitating customer transactions, it records them as intangible assets under non-current assets.

As of March 31, 2022, the Company holds ¥293 million of crypto assets for use included in non-current assets which consist of ¥72.2 million of NFTs that are held for business development purposes and ¥214.4 million of Ethereum held by Coincheck Technologies, Inc. in operating the miime platform. It also includes ¥2.7 million of BNB, the holding of which exempts the Company from paying a certain portion of otherwise applicable commissions with respect to a covered counterparty.

In response to the Staff’s comment, the Company has clarified the purpose of holding such crypto assets in its disclosure on page 218 of Amendment No. 1.

Commission Received, page 215

62.	Please tell us the amount of commissions received for transactions on your cryptocurrency exchange platform for each period presented. Please tell us how you expect this revenue source to trend in future periods.

In response to the Staff’s comment, the Company advises the Staff that the amount of commissions received for transactions on the Company’s cryptocurrency exchange platform were approximately ¥49.4 million, ¥40.5 million and ¥30.8 million for the fiscal years ended March 31, 2020, 2021 and 2022, respectively. The Company also respectfully refers the Staff to its response to Comment #33 above, in which the Company notes that it does not charge its retail customers commissions on its exchange platform, as the Company derives other benefits from the operation of the exchange platform. The Company has no current plans to change its practice of only charging corporate customers and therefore expects this revenue source to continue to represent only a small portion of total revenue.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

63.	Please revise your filing to disclose whether you are the principal or agent in transactions on your cryptocurrency exchange platform. Please provide us an accounting analysis detailing how you made this determination considering the guidance in IFRS 15. Also, tell us how you determined the transaction price.

On its crypto exchange platform, the Company executes trading orders for users in the secondary market. The Company acts as an agent since its obligation is to mediate the trading orders between users and to arrange transfer of crypto assets from the seller to the purchaser (IFRS 15.B36). This performance obligation is satisfied at the time when the trading order of the user is mediated to the secondary market, and revenue is recognized at that time. The Company provides users with commission rates based on market conditions, etc., and the transaction price is the price calculated based on the commission rate.

A summary of the Company’s role in transactions on its crypto exchange platform is provided on page 188 of Amendment No. 1 as well as in Note 3(13)(b) of the accompanying financial statements.

Transaction Revenue, page 215

64.	We note disclosure that you act as a principal for delivering or receiving crypto assets for transactions with customers or with covered counterparties. Please provide us a detailed accounting analysis related to your accounting determinations as to whether you act as the principal or agent. Specifically discuss:

●	All of the key facts and circumstances including the key terms and conditions in your agreements with customers;

●	The flow of crypto assets in covered sell or buy transactions;

●	If your covered counterparties are considered customers in your IFRS 15 analysis; and

●	How you assess whether you control the crypto assets during the transaction.

The Company becomes the counterparty in accordance with the order of the user or covered counterparties and agrees to deliver or receive cryptocurrency. The Company makes an arrangement with the user to sell a crypto asset, and the promise from the arrangement with the customer is an obligation to deliver or receive crypto assets. Therefore, it is a principal since the Company’s sole obligation is to deliver crypto assets (IFRS 15.B34). Once the user’s transaction is executed (as described in additional detail in the response to Comment #65 below), a cover transaction is placed from system/program to the covered counterparties.

The Company has the discretion to select a target trading partner that will be used to trade crypto assets, and regarding an arrangement with the covered counterparties, it is also acting as principal since the Company is obligated to deliver crypto assets (IFRS 15.B34).

The Company may also use crypto assets that it already holds to fulfill customer orders, however the Company has elected to keep its crypto assets to a minimum to decrease risk, and the Company may take measures to suspend transactions if it is unable to adequately procure cover transactions from counterparties due to excessive orders.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

In terms of the flow of crypto assets, the delivery and receipt of crypto assets on blockchain do not occur, since the increase or decrease of user’s assets are calculated on the Company’s management book. Crypto assets calculated on our management book are user’s crypto assets, thus if a user directs the Company to send crypto assets to an external wallet, not a wallet operated by the Company, the amount on the Company’s management book is increased or decreased, and the crypto assets are delivered to the wallet directed by user. In that case, delivering and receiving of crypto assets on blockchain does occur. For the covered counterparties, after offsetting the position after the order is placed, the delivering or receiving of crypto assets are conducted on the blockchain on a daily basis. However, if there are both buy and sell orders from users for the same cryptocurrency, these orders will be offset, and if the remaining amount of buy or sell orders exceed the Company’s policy threshold, an order will be placed to the covered counterparties.

The Company controls crypto assets and acts as a principal, since the Company has the ability to direct the use of crypto assets which are goods purchased from the user or the covered counterparties, and the Company has the ability to obtain substantially all of the remaining benefits from these assets (IFRS 15.B37).

65.	We note your disclosure that the gross amount of the transaction revenue is considered as the spread, which is the difference between the prices that your retail customers buy or sell crypto assets on your marketplace and the prices that you procured or sold to covered counterparties. We also note that the transaction with a customer and a corresponding cover transaction are substantially considered as one transaction. Please tell us:

●	If you believe the spread represents the transaction price;

●	How you concluded that the transactions with the retail customer and the corresponding cover transaction with a counterparty represent one transaction with a customer under IFRS 15; and

●	How you considered whether the gross amount of transaction revenue recognized should be the spread or the gross consideration received from the customer or the covered counterparty from the sale of crypto assets.

Transaction revenue is mainly derived from transactions with retail customers where the Company adds or deducts a bid-ask spread (“spread”) to the prices of its cover transactions. The spread is set/revised by the Company in a range of 0.1% to 5.0% for each cryptocurrency based on prevailing market conditions, including competitors’ offers. Updates to the price occur every 10 seconds. Although the rate changes depending on market conditions, the way prices are set has been consistent since the commencement of the service.

On the Company’s marketplace platform, transactions for the same kind of cryptocurrency are executed repetitively and within a short-term, and the purpose of this business is to gain revenue from the applied spread, which is the difference between the prices that its retail customers buy or sell crypto assets on its marketplace and the prices that the Company procures or sells to covered counterparties in its cover transactions. As a result, the Company considers revenue derived from spread as a metric for use in managing the business.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

When the Company enters into contracts with customers and concurrently with covered counterparties to purchase and sell crypto assets, the cover transactions are executed through a system/program promptly after the transactions with customers are executed, with the remaining open positions calculated by offsetting the positions made by the transactions with customers within the group policy threshold amount. For each supported cryptocurrency, the Company sets a threshold amount for its open position at any time, and cover transactions are executed when the threshold amount is exceeded. Cover transactions are executed every few seconds for the most heavily traded cryptocurrencies. The group policy threshold is currently 2BTC in the case of Bitcoin or ¥1.5 million for other crypto assets, and the Company is flexible about revising the threshold as necessary depending on market conditions.

As such, the Company rarely bears price fluctuation risk and is able to receive spread revenue, which is the difference between the procured price from a covered counterparty and the displayed price to users that is calculated by adding a certain rate to the reference price.

In the case that the execution of a cover transaction is unable to be completed with a covered counterparty due to reasons such as poor liquidity for the crypto asset, the Company temporarily suspends orders from customers. Thus, the Company’s marketplace transactions are executed under the premise that a transaction with a customer and a corresponding cover transaction with a covered counterparty will be made at the same time. The Company believes that presenting revenue from spreads on the financial statements suits the actual condition of the Company. Therefore, the Company believes that a transaction with a customer and a counterparty “substantially” represent one transaction from a business perspective rather than from an IFRS 15 perspective. Additionally, detailed accounting analysis is as summarized below.

IFRS 15 requires a part of a contract to be excluded from the transaction price to which IFRS 15 applies when it is subject to IFRS 9 (IFRS 15.7). Trading of crypto assets is considered as a contract to buy or sell a non-financial item and thus is considered a derivative under IFRS 9 which is because this is a commitment to buy or sell a crypto asset at a fixed price and own-use-exemption under IFRS 9.2.4 is failed.

Therefore, a trade contract with a customer or a covered counterparty is accounted for as a derivative when the contract is made, and the derivative is derecognized when the crypto asset is physically delivered or received, i.e. physically settled derivative.

However, neither IFRS 15 nor IFRS 9 has clear guidance on accounting treatment of such a physically settled derivative or the interaction between IFRS 9 and IFRS 15, i.e. IFRS 15.7(a) is unclear about what part (or amount) should be excluded in order to determine the transaction price to which IFRS 15 applies when a physically settled derivative results in a recognition of inventory or sale of goods.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

As a result, the Company believes that both gross basis accounting treatment and net basis accounting treatment are acceptable – i.e. the gross basis accounting treatment considers fair value of the derivative to be within the scope of IFRS 9 and then excludes only a fair value portion of the derivative (considered as extremely close to 0 as a transaction is executed immediately) from the purchase/sales price of the crypto assets, resulting in the purchase/sales price itself considered to be a transaction price to which IFRS 15 applies, whereas the net basis accounting treatment considers the physically settled contract as a whole to be within the scope of IFRS 9 and then excludes transaction price excluding margin from the purchase/sales price of the crypto assets, resulting in only margin considered to be a transaction price to which IFRS 15 applies. As the Company executes transactions as a broker aiming to gain short-term margins, it has selected to apply the net basis accounting treatment.

66.	We note your disclosure that you enter into contracts with customers and concurrently with covered counterparties to purchase and sell crypto assets and that the cover transactions are executed through a system/program immediately after the transactions with customers are executed, with the remaining open positions calculated by offsetting the positions made by the transactions with customers within the group policy threshold amount. Please provide us additional information regarding the group policy threshold amounts and to the extent that you have open positions, tell us the amount of open positions at each period end and tell us how you accounted for these amounts.

Please refer to the Company’s response to Comment #65 for disclosure with respect to group policy threshold amounts. The Company supplementally advises that its total open position as of March 31, 2021 and 2022 was ¥71 million and ¥41 million, respectively, which was recorded in crypto assets held under current assets.

Note 7. - Safeguard Assets/Safeguard Liabilities, page F-49

67.	Please revise to separately disclose each significant crypto asset included in your safeguard liability. Additionally, to the extent that the “Others” category continues to be have a significant amount of crypto asset value, please revise to disclose the percentage of the crypto asset with the highest yen value included within this category.

Each crypto asset exceeding 10% of the total amount of safeguard liability is separately disclosed in Note 13 to the Company’s consolidated financial statements for the year ended March 31, 2022. The crypto assets below 10% of the total amount of safeguard liability are all categorized as “Others,” and are considered not individually significant. The Company has added a note to the “Others” category in the table in Note 13 to disclose that the crypto asset with the highest yen value included in the category as of March 31, 2022 was 8.8 billion yen of ENJ, which represents 2% of the total.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

Note 11 - Cash Segregated as Deposits, page F-79

68.	Please provide us a detailed accounting analysis related to how you considered whether to recognize cash deposited by your customers on your balance sheet and your presentation of the cash prior to and as of March 31, 2021 in your balance sheet and statement of cash flows. Please discuss all the key facts and circumstances including the significant terms and conditions in your agreements with customers and how you considered this information when applying the relevant guidance in IFRS including the IFRS Interpretations Committee Agenda Decision “Demand Deposits with Restrictions on Use arising from a Contract with a Third Party—IAS 7” published in April 2022.

As described in Notes 10 and 11 to the Company’s consolidated financial statements for the year ended March 31, 2022 included in Amendment No. 1, cash deposited by customers as of March 31, 2021 and 2022 is not classified as cash and cash equivalents but rather is classified as cash segregated as deposits – the same treatment is made with regard to balance sheet recognition throughout the period presented but different treatment is made for the presentation of whether it is classified as cash and cash equivalents.

Recognition on the balance sheet

Recognition on the balance sheet depends on whether to recognize a financial instrument received and held on behalf of others (client assets in the context of financial instruments). The Company understands that cash deposited by customers and a corresponding liability should be recognized on the balance sheet when the recognition criterion of a financial instrument is met – an entity shall recognize a financial asset or a financial liability in its statement of financial position when, and only when, the entity becomes party to the contractual provisions of the instrument as specified in IFRS 9.3.1.1. In performing this analysis, the Company considered who the legal owner of the assets is, who the beneficial owner is, and the resulting rights of the entity and its clients, referring to KPMG’s publication on IFRS, Insights into IFRS 18th edition 7.6.55.

As stated in Note 10, due to a change in the Payment Services Act of Japan, from the year ended March 31, 2021, all legal tender deposited by customers will be safeguarded by trust companies. Before the amendment to the law, cash deposited by customers was kept in a bank account, which was not a trust account, although it was managed separately from Company’s own account.

In the analysis of balance sheet recognition, the Company considered the following:

(1) Before client money was deposited in a trust account (April 1, 2019 and March 31, 2020) – (a) the entity opened the bank account in the name of the entity, meaning that the legal owner of the bank account is the entity, (b) the entity is exposed to the credit risk of the bank with which the entity deposited the client money and the entity is at risk from the failure of the assets, (c) it would be part of the entity’s assets in the event of the insolvency of the entity as it is not segregated from the entity’s own assets and (d) the entity receives but does not pass on to customers interest income arising from the bank deposits. Considering the indicators above, it would be clear that the entity, rather than client, is a party to the contract with the bank, and therefore should recognize the bank deposit and corresponding liability on the balance sheet.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

(2) After client money was deposited in a trust account (March 31, 2021 and March 31, 2022) – indicator (b) and (d) are applicable in the same or substantially same manner as above, but indicator (a) and (c) would be different from above, as follows: (a) the entity opened the trust account in a trust company and the trust agreement states that the principal beneficiary is the customers but the entity is entitled to income arising from the principal, and (c) although client money is now segregated in a trust account, careful analysis would still be needed as to whether client money would not be part of the entity’s assets in the event of the insolvency of the entity (this fact is also stated in the contract with customers). Considering the indicators above, the Company notes that indicators would be somewhat mixed and it becomes less clear than the situation before the client money was deposited in a trust account. However, the Company still concluded that it is appropriate to recognize the client money and corresponding liability on the balance sheet.

Classification as cash and cash equivalents

In determining how to classify cash deposited by customers on the balance sheet and cash flow statements, the Company considered IFRIC’s agenda decision “Demand Deposits with Restrictions on Use arising from a Contract with a Third Party” (the “Agenda Decision”), published in April 2022.

The Agenda Decision clarified that even if a bank deposit is subject to restriction on use arising from a contract with third party, it could still be considered a demand deposit and therefore treated as cash – if a bank deposit is considered demand deposits, then it meets the definition of cash in the cash flow statements under IAS 7.6.

(1) Before client money was deposited in a trust account (April 1, 2019 and March 31, 2020) – the Company concluded that client money, before it was deposited in a trust account, would be considered demand deposits because in the contract with the bank the entity could withdraw client money on demand if the entity wishes to do so.

(2) After client money was deposited in a trust account (March 31, 2021 and March 31, 2022) – the Company concluded that client money in a trust account would not be considered demand deposits because under the trust agreement the entity is not allowed to withdraw client money from the trust account.

Note 12 - Crypto Assets Held, page F-79

69.	Please provide us a detailed accounting analysis related to your accounting determinations as to whether or not you control customer crypto assets. Please have a separate analysis for the crypto assets loaned to you and recognized on balance sheet and the crypto assets deposited by customers and not recognized on your balance sheet. Please discuss all the key facts and circumstances including the key terms and conditions in your agreements with customers, and how you considered this information when applying the guidance in the IFRS Conceptual Framework (revised 2018). Additionally, please detail the legal analysis you have performed in determining whether the crypto assets would be included in the Coincheck bankruptcy estate.

Based on the Conceptual Framework, whether crypto assets deposited should be recognized as an asset or not depends on whether the entity controls the crypto asset deposited.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

On this point, since only the Company possesses the private keys to crypto assets deposited, the Company has the ability to give instructions regarding the use of crypto assets deposited and to obtain economic benefits that may arise from such instructions (Conceptual Framework 4.20).

However, although the Company has the secret key that is necessary to dispose of crypto assets deposited by customers, the Company and its subsidiary are obliged to purchase and sell crypto assets under the instructions of their customers based on the contractual arrangement with the customers, and the use of the secret key without permission from customers is strictly prohibited. As such, the Company determines that the crypto assets are held in custody on behalf of the customer (Conceptual Framework 4.25).

The Company’s Terms of Use, Terms and Conditions, and related laws and regulations do not expressly prohibit the Company from disposing of crypto assets deposited at its discretion. However, when considering the purpose of segregated management required under Japanese law, the Company effectively is prohibited from disposing of crypto assets deposited at its discretion.

The Company manages crypto assets deposited in its customers’ wallets such that the amount held by each customer can be immediately determined.

In addition, even in the event of bankruptcy of the Company, the right of preferential repayment will be granted to the users, and it is not considered that the Company will have the economic benefit of such right.

On the other hand, since crypto assets deposited by customers are required to be returned, a safeguard liability is recognized and corresponding assets are recorded.

By contrast, crypto assets borrowed from customers are borrowed by the Company pursuant to a standard form of loan agreement, and are considered to be assets of the Company and current economic resources controlled by the Company since the Company has various rights such as the right of free disposal during the borrowing period and no obligation to segregate such borrowed crypto assets. (Conceptual Framework 4.3).

The legal analysis supporting the conclusion that even in the event of a bankruptcy of the Company, the user would retain the right of preferential repayment is summarized below:

A person (a “User”) who has entered into a contract with a licensed crypto asset exchange services providers (“CAESP”), such as the Company, for the management of crypto assets (the “Entrusted Crypto Assets”) and has a claim against the CAESP for the transfer of those crypto assets from the CAESP back to the User (such right of claim, the “Right to Return of Crypto Assets”)* has the “right to receive payment in priority over other creditors” for the Entrusted Crypto Assets and Performance Assurance Crypto Assets (collectively, the “Subject Crypto Assets”) (Article 63-19-2 and Article 63-11, Paragraph 2 of the of Japan’s Payment Services Act).

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

The “right to receive payments in priority over other creditors” is understood to mean a special statutory lien under the Civil Code of Japan. In the event of the bankruptcy of the CAESP, the Subject Crypto Assets will be treated as follows:

・In bankruptcy and civil rehabilitation proceedings relating to a CAESP, special liens will be treated as a Right of Separate Satisfaction (Article 2, Paragraph 9 of the Bankruptcy Act, and Article 53, Paragraph 1 of the Civil Rehabilitation Act)**.

・In corporate reorganization proceedings relating to a CAESP, a User is not permitted to exercise its special lien right outside of such proceedings. In such situations, the Right to Return of Crypto Assets, which is a secured claim, would in principle be treated as a Secured Reorganization Claim (as defined in Article 2, Paragraph 10 of the Corporate Reorganization Act) in the corporate reorganization proceedings. What this means is that the User’s claim will be satisfied in accordance with the corporate reorganization plan.

* To the extent that a CAESP manages a User’s crypto assets in hot wallets, the CAESP is required for purposes of guarding against leakage of such crypto assets to (i) hold its own crypto assets of the same kind and quantity (“Performance Assurance Crypto Assets”) as the User’s crypto assets, and (ii) manage the Performance Assurance Crypto Assets in cold wallets separately from its own crypto assets (other than the Performance Assurance Crypto Assets) (Article 63-11-2, Paragraph 1 of the Payment Services Act, and Article 29, Paragraph 1 and 2 of the Cabinet Office Order on Crypto Asset Exchange Service Providers).

** Although Article 63-19-2, Paragraph 3 of the Payment Services Act provides that matters necessary for the execution of special liens and other such rights will be determined in accordance with Cabinet Order, no applicable Cabinet Order has been issued at this time.

Note 19 - Deferred Taxes and Income Tax Expenses, page F-87

70.	Please tell us all the facts and circumstances related to the “utilization of previously unrecognized deferred taxes” and provide us the accounting guidance considered in your accounting determinations.

As described in Note 19 to its consolidated financial statements for the year ended March 31, 2022, the Company did not recognize the loss carryforward and the deductible temporary differences of ¥2,582 million and ¥298 million, respectively, as of March 31, 2020.

As of March 31, 2020, the growth of the cryptocurrency markets remained sluggish, and the trading volume had remained at a relatively low level during the period. See the chart under “Information about Coincheck — Our Strengths” on page 185 of Amendment No. 1 for the changes in historical trading volume of Coincheck.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

Considering these facts and the circumstances as of March 31, 2020, there still was a high level of uncertainty about the future growth of the cryptocurrency markets, and the Company was unable to estimate with any certainty that the situation of the cryptocurrency markets would improve in the near future.

The Company’s revenue greatly relies on the trading prices and volumes of the cryptocurrencies due to the characteristics of its business model. As a result, in estimating future revenue, the Company used a reasonable assumption that the then-existing market situation would continue at least for the next fiscal year.

Given the above, the company reassessed whether previously unrecognized deferred tax assets could be recognized (IAS 12.37) as of March 31, 2020. The Company was unable to conclude that it was probable that future taxable profit would be available against which the unrecognized loss carryforward and the deductible temporary differences could be utilized (IAS 12.34), and thus determined not to recognize deferred tax assets. In reassessing unrecognized deferred tax assets, the Company also considered IAS 12.35 “the existence of unused tax losses is strong evidence that future taxable profit may not be available.”

Despite the assumptions made based on the cryptocurrency market situation as of March 31, 2020, in the year ended March 31, 2021, the Company’s marketplace trading volume grew dramatically as the crypto asset industry saw growth in crypto asset prices and trading volumes since late 2020, which was impacted by stimulus measures implemented to counter the economic effects of the COVID-19 pandemic and other factors. Therefore, the Company’s operating results for the year ended March 31, 2021 far exceeded the original business plan and its results for the year ended March 31, 2020. As a result, the taxable profits calculated based on profit or loss for the year ended March 31, 2021 were realized to the extent that the unrecognized tax loss carryforward as of March 31, 2020 was fully utilized. The unrecognized deductible temporary differences were also fully utilized except for those related to impairment losses of ¥13 million.

United States Securities and Exchange Commission

Division of Corporation Finance

July 29, 2022

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +81-3-5562-6212 (work), +81-80-4886-1776 (mobile) or acannon@stblaw.com (email), or, in his absence, Xochitl Romo at +81-3-5562-6221 (work), +81-80-4349-8069 (mobile) or xochitl.romo@stblaw.com (email).

Sincerely,

/s/ Alan Cannon
Alan Cannon
Partner

Simpson Thacher & Bartlett LLP

Enclosures

cc:	Nelson Mullins Riley & Scarborough LLP
Jon Talcott
Peter Strand

Annex A

Date:	March 23, 2022

To:	Coincheck, Inc. Accounting Files

From:	Accounting Department

Subject:	Accounting for Financial Instruments related to Coincheck, Inc.’s Merger with Thunder Bridge Capital Partners IV Inc.

PURPOSE

The purpose of this memo is to document management’s (“we” or “our”) assessment of the accounting for Coincheck, Inc.’s (“Coincheck” or the “Company”) financial instruments upon effectiveness of the Merger with Thunder Bridge Capital Partners IV Inc. (“THCP” or “Sponsor”), forming a new entity Coincheck Group B.V. (“PubCo”) and related subsidiaries. Prior to the Merger, Coincheck was a wholly owned subsidiary of Monex Group, Inc (“Monex” or the “Equityholder”). Both Coincheck and THCP will create new entities (Coincheck Merger Sub, Inc., and M1 Co G.K., respectively) which will then reverse merge into PubCo upon the merger. PubCo will wholly own the Surviving Company, which represents the merged entities of Coincheck and THCP. The conclusions reached herein are from the accounting lens of PubCo after the successful merger and post de-SPAC transaction.

Refer to Accounting Acquirer accounting analysis for further detail on the Merger details. From a high level perspective, the merger transaction is a “double dummy” structure. The transaction to form PubCo represents a business combination under common control and subsequent merger with Thunder Bridge represents a reverse acquisition.

The financial instruments evaluated herein are as follows:

●	Earn-Outs (Company Shareholder & Sponsor)

●	Lock-Up Agreements

●	THCP warrants assumed by the Company

DOCUMENTS REVIEWED

●	Business Combination Agreement By and Among Thunder Bridge Capital Partners IV, Inc., by and among, Coincheck Group B.V., M1 Co G.K., Coincheck Merger Sub, Inc., and Coincheck, Inc., dated as of March 22, 2022 (Executed)[1] (the “BCA”).

●	Thunder Bridge Capital Partners IV Inc. Form 10-K for the Year Ended December 31, 2021

INFORMATION ASSESSED

●	IFRS 2 – Share Based Payment

●	IFRS 3 – Business Combination

●	IAS 32 – Financial Instruments: Presentation

●	Ernst & Young’s Applying IFRS: Accounting for SPACs (November 2021)

●	Deloitte’s Financial Reporting Alert 20-6: Accounting and SEC Reporting Considerations for SPAC Transactions (October 2, 2020; Last Updated December 2, 2021) (“Deloitte’s SPAC Guide”)

●	Deloitte’s A Closer Look - May 2021 (Financial reporting considerations for Special Purpose Acquisition Companies

●	Deloitte’s A Roadmap to Accounting for Contracts on an Entity’s Own Equity (March 2021) (“Deloitte’s Equity Guide”)

●	IFRS Staff Paper (March 2022) from the IFRS Interpretations Committee Meeting, Project: Special Purpose Acquisition Companies (SPAC): Accounting for Warrants at Acquisition

[1]	Refer to Exhibit 2.1 in THCP’s Form 8-K dated March 22, 2022.

Summary of the Financial Instruments Identified & Evaluated – Refer to valuation report for determination of value.

Financial Instrument (Clause in Business Combination Agreement)	Included in Deloitte Draft Valuation?	Classification Conclusion Upon Successful Merger
Company Shareholder Earn-Outs (section 4.01)	Yes	Liability
Sponsor Earn-Outs (section 4.02)	Yes	Liability
Lock-up Agreements (definitions, Exhibit E)	Yes	Equity
Thunder Bridge Warrants	Included at Fair Value on Thunder Bridge 10-K	Remain liability upon Merger

Earn-Outs

In conjunction with the Merger, THCP and Monex have agreed to reserve (in escrow) a certain number of PubCo shares for the Company Shareholder Earn-Outs and Sponsor Earn-Outs (collectively, “Earn-Outs”). Upon meeting certain triggering event criteria, the shares in escrow will be released, or cancelled if the triggering events are not met. Both of the Earn-Outs will be evaluated separately below. The Earn-Outs are subject to the same settlement contingencies; however, the value attributed to each differ based on the # of shares subject to escrow placed into escrow by each party.

1)	Company shareholder (Monex) Earn-Out

2)	Sponsor (THCP) Earn-Out

Company Shareholder Earn-Out

50,000,000 shares of THCP’s common stock under an Earn-Out arrangement, pursuant to which Coincheck’s existing shareholders may receive a portion of the shares upon certain triggering events after the Merger. The 50,000,000 shares is allocated to the Company’s existing shareholders (the “Shareholder Earn-Out”). The allocation is based on a pre-determined formula in the BCA. The number of shares that will be issued as part of the Shareholder Earn-Out will subsequently be adjusted on account of any subdivision, stock split, reverse stock split, stock dividend, combination, reclassification or similar equity restructuring transaction or any changes in the Surviving Company’s common stock as a result of a Merger, consolidation, reorganization, recapitalization, business combination or similar transaction involving the Surviving Company.

50% of the Shareholder Earn-Out (i.e., 25,000,000 shares of common stock) will be issued to Coincheck’s existing shareholders when the volume-weighted average price of PubCo’s common stock equals or exceeds $12.50 per share over any 20 trading days within any 30 consecutive trading days during the Earn-Out period (described below). An additional 50% of the Shareholder Earn-Out (i.e., 25,000,000 shares of common stock) will be issued to Coincheck’s existing shareholders when the volume-weighted average price of PubCo’s common stock equals or exceeds $15.00 per share over any 20 trading days within any 30 consecutive trading days during the Earn-Out period.

Additionally, payment of the Shareholder Earn-Out will be triggered if there is a change in control of THCP after the Merger that will result in the holders of THCP’s common stock receiving a per share price equal to or in excess of $12.50 or $15.00, respectively. Per discussions with the Company’s external legal counsel, in the event of a change in control, for purposes of determining whether the applicable stock price level has been achieved, the price paid per share of common stock will be calculated on a basis that takes into account the number of shares that will be issued to holders of the Shareholder Earn-Out. In this situation, holders of the Shareholder Earn-Out will receive their shares of common stock immediately prior to the sale, and then will be able to participate in the sale with other stockholders.

The Earn-Out period is the period beginning after the Merger closes and ending five years after the Merger closes. At the end of the Earn-Out period, any shares of common stock that have not been released as part of the Shareholder Earn-Out will be cancelled or disposed of by the Company.

Sponsor Earn-Out

The Sponsor Earn-Out is subject to the same triggering event criteria listed within the Company Shareholder Earn-Out. However, the number of shares placed into escrow for the Sponsor Earn-Out are 2,365,278.

Lock-Up Agreements

“Lock-up Shares” means the PubCo shares held by the equityholder immediately following the closing of the Merger (other than PubCo shares acquired in connection with the PIPE financing, or PubCo shares acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act pursuant to a subscription agreement where the issuance of PubCo ordinary shares occurs on or after the Closing).

Comment	Shareholder (Class A Common)	Minimum (in MM)	Percentage (%)
Shares subject to Lock-Up (before Company Shareholder Earn-out, which will provide 0, 25M or 50M additional shares)	Monex (1)	122.6	81.6%
Not subject to Lock-Up	Management Incentive Plan (2)	-	0.0%
	Coincheck	122.6	81.6%
Not subject to Lock-Up	SPAC Public Shareholders	23.7	15.8%
Not subject to Lock-Up	PIPE Shareholders	-	0.0%
Shares subject to Lock-Up (before Sponsor Earn-out, which will provide 0, 1,182,639, or 2,365,278 additional shares)	Founder Shares (3)	3.4	2.2%
Shares subject to Lock-Up	Placement Shares	0.6	0.4%
	PF Share Count at Closing	150.3	100.0%

1	Pre-earnout of up to 50 million shares
2	Excludes grants and shares under management’s incentive plan
3	Pre Earn-out: of Up to 2,365,278 shares.

Per Exhibit 10.3 of the THCP 8-K filed 3/22/2022: The Lock-Up Agreement, dated as of March 22, 2022, was entered into by and among Coincheck Group B.V, Coincheck, Inc., and the individual set forth on Schedule 1. While the Lock-Up agreements are stated separately in the filed 8-K (Sponsor in BCA section 1.9, and Equityholder in Company Support Agreement 8(c)), the substance of the Lock-Up agreements are similar. Both, Equityholder and Sponsor, have agreed not to transfer its PubCo shares, excluding any shares acquired in the public market (PIPE) or pursuant to a transaction exempt from registration under the Securities Act pursuant to a subscription agreement where the issuance of stock occurs on or after the closing of the Merger, following the closing (subject to certain exceptions), except as follows:

i.	An aggregate of one-third of the shareholder’s lock-up shares will be automatically released from the lock-up (allocated pro rata) if the closing price of the lock-up shares is greater than or equal to $15.00 for any 20 trading days within any 30 consecutive trading day period;

ii.	An aggregate of one-third of the shareholder’s lock-up shares will be automatically released from the lock-up (allocated pro rata) if the last sale price of the lock-up shares is greater than or equal to $17.50 for any 20 trading days within any 30 consecutive trading day period; and

iii.	The remainder, being an aggregate of one-third of the shareholder’s lock-up shares will be automatically released from the lock-up (allocated pro rata) if the last sale price of the lock-up shares is greater than or equal to $20.00 for any 20 trading days within any 30 consecutive trading day period.

The Lock-Up Agreement will terminate upon the earlier to occur of (A) the expiration of the lock-up period and (B) the third early lock-up expiration time (365 days after closing).

Thunder Bridge Warrants

In connection with its initial public offering, THCP issued 4,625,000 warrants (consisting of public warrants and private placement warrants) to shareholders and its sponsor. Once exercisable, holders of the warrants can exercise the warrants to purchase shares of common stock at a price of $10.00 per share. Each whole warrant is exercisable to purchase one share of THCP’s Class A common stock and only whole warrants are exercisable. Upon the Merger, the warrants will become an obligation of the Surviving Company. For additional background on the warrants, refer to THCP’s Form 10K for the year ended December 31, 2021. THCP applies U.S. GAAP currently and has determined that the warrants should be classified as a liability.

EXECUTIVE SUMMARY

Accounting Question	Accounting Conclusion
1. What guidance should be applied to the Company Shareholder Earn-Out and Sponsor Earn-Outs?	After establishing that the Earn-Out agreements do not meet the scope of IFRS 2 or IFRS 3, we determined the agreements are within the scope of IAS 32 in questions 2 and 3 below.
2. Per IAS 32, Should the Shareholder Earn-Out be classified as equity or a liability upon the Merger?

The Shareholder Earn-Out should be classified as liability because it is does not meet both criteria within IAS 32, as the shares to be issued are variable, and thus should be classified as a liability upon closing of the transaction.

3. Per IAS 32, Should the Sponsor Earn-Out be classified as equity or a liability upon the Merger?

The Sponsor Earn-Out should be classified as liability because it is does not meet both criteria within IAS 32, as the shares to be issued are variable, and thus should be classified as a liability upon closing of the transaction.

4. Should the shares subject to the Lock-Up Agreements be classified as a liability or equity upon the Merger?	The shares subject to the Lock-Up Agreements are akin to an Earn-Out arrangement that subjects the holder only to transfer restrictions, which are treated as outstanding shares (equity).
5. The Sponsor has public and private warrants recorded in their financial statements (10-K) as a liability prior to the Merger. Upon completion of the Merger, should the warrants be classified as liability or equity?	The warrants violate the “fixed for fixed” requirement in IAS 32 and preclude equity classification (e.g. because the warrants contain cashless exercise or other features that prevent them from being classified as equity). The warrants should remain classified as a liability upon the completion of the Merger.

ACCOUNTING ANALYSIS

Accounting Question 1: What guidance should be applied to the Company Shareholder Earn-Outs and Sponsors Earn-Outs?

Conclusion: After establishing that the Company Shareholder Earn-Outs and Sponsors Earn-Outs do not meet the scope of IFRS 2 or IFRS 3, we determined the agreements are within the scope of IAS 32 in questions 2 and 3 below.

Question 1a: Does the Company Shareholder Earn-Outs and Sponsors Earn-Outs meet the scope of IFRS 2?

Conclusion 1a: No, the Company Shareholder Earn-Outs and Sponsors Earn-Outs are not in the scope of IFRS 2 as the obligation to deliver a variable number of shares would fall under IAS 32.

Analysis

Based on our understanding of the BCA, the Earn-Outs were not granted to employees in exchange for a good or service (i.e. the Earn-Outs are not compensatory in nature). We determined that Earn-Outs did not meet the scope of IFRS 2 which applies to shares issued in exchange for goods or services (as per IFRS 2.2 and the definition of a share-based payment arrangement), which the Company did not receive any such goods or services in exchange for the Earn-Outs. As such, the obligation to deliver a variable number of shares, does not fall under IFRS 2.

Later in this memorandum, we determined that the Earn-Outs meet IAS 32 scope as documented later in this memo). Prior to considering if IAS 32 was the applicable literature, we also considered IFRS 3 below.

Question 1b: Should the Company Shareholder Earn-Outs and Sponsors Earn-Outs be considered under IFRS 3 – Business Combinations?

Conclusion 1b: No, this Merger does not meet the definition of a business combination (refer to Accounting Acquirer analysis memo), but rather a group of assets that does not constitute a business as well as common control transaction.

Analysis:

IFRS 3 states the following items are not included within the scope of IFRS 3.

Per IFRS 3 (emphasis added):

2.	This IFRS applies to a transaction or other event that meets the definition of a business combination. This IFRS does not apply to:

a)	the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself.

b)	the acquisition of an asset or a group of assets that does not constitute a business. In such cases the acquirer shall identify and recognise the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in IAS 38 Intangible Assets) and liabilities assumed. The cost of the group shall be allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

c)	a combination of entities or businesses under common control (paragraphs B1–B4 provide related application guidance).

As such, this transaction does not meet the scope of IFRS 3.

Analysis: After establishing that the Earn-Out agreements do not meet the scope of IFRS 2 or IFRS 3, we further looked to IAS 32 in question 2 below.

Conclusion: IAS 32 is the appropriate scope to consider as both IFRS 2 and IFRS 3 are not applicable. This is consistent with Deloitte’s Financial Reporting Alert 20-6: Accounting and SEC Reporting Considerations for SPAC Transactions (October 2, 2020; Last Updated December 2, 2021) (“Deloitte’s SPAC Guide”). Page 6 states ‘Earn-out’ arrangements of the type described above are subject to the requirements of IAS 32 on derivatives over own equity, often resulting in recognition of a liability to be measured at fair value, unless they are issued in return for service in which case the requirements of IFRS 2 apply. This applies to the current fact pattern and is consistent with our understanding as the earn-outs are not issued in the return for services. Thus IAS 32 is the appropriate literature to consider.

Accounting Question 2: Per IAS 32, Should the Shareholder Earn-Out be classified as equity or a liability upon the Merger?

Conclusion: The Shareholder Earn-Out should be classified as liability because it is does not meet both criteria within IAS 32, as the shares to be issued are variable, and thus should be classified as a liability upon closing of the transaction.

Analysis:

As determined within 1a and 1b above, the Company should evaluate IAS 32 to determine the classification of the Shareholder Earn-Out and S to determine if the Shareholder Earn-Outs should be classified within stockholders’ equity or as a liability. Per IAS 32.16:

16   When an issuer applies the definitions in paragraph 11 to determine whether a financial instrument is an equity instrument rather than a financial liability, the instrument is an equity instrument if, and only if, both conditions (a) and (b) below are met.

a.	The instrument includes no contractual obligation:

i.	to deliver cash or another financial asset to another entity; or

ii.	to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the issuer.

Analysis: As the Shareholder Earn-Outs are not issued in the form of shares; rather, they provide holders with the right to receive additional shares (which is not cash or another asset, but rather equity) but only if a triggering events or change in control event occurs (e.g. share price exceeds the determined thresholds). There is no obligation to deliver cash or another financial asset unless the Triggering Events are met.

Therefore, condition A is MET.

b.	If the instrument will or may be settled in the issuer’s own equity instruments, it is:

i.	a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or

ii.	a derivative that will be settled by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments. For this purpose, the issuer’s own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the issuer’s own equity instruments.

Analysis: As the Shareholder Earn-Out states that shares to be issued if the conditions are met, the amount of shares that may be issued are variable (e.g. the shares to be issued and released (or cancelled) from escrow are 0, 25 million, or 50 million shares. Settlement of the Shareholder Earn-Out will not result in the Surviving Company transferring assets to the shareholder. Rather, upon a triggering event, the Surviving Company will release shares of common stock from escrow to the holder of the Shareholder Earn-Out. However, the BCA notes that the number of shares that will be issued and released (or cancelled) upon the occurrence of a Triggering Event will be equitably adjusted on account of any subdivision, stock split, reverse stock split, stock dividend, combination, reclassification or similar equity restructuring transaction. Because the number of shares issued or cancelled is variable between the 3 outcomes, the shares to be issued (released or cancelled from escrow) are considered to be variable. Thus the criteria is not met.

- share price does not exceed $12.50 = cancel 50 million shares from escrow

- share price exceeds $12.50 but not $15.00 = release 25 million shares from escrow and cancel 25 million shares

- share price exceeds $15.00 = release 50 million shares from escrow

B is not met.

Additionally, we understand that Earn-Outs are generally classified as liabilities. Per the Deloitte publication, A Closer Look: Financial reporting for special purpose acquisition companies May 2021, we understand that generally (emphasis added): ‘Earn-Out’ arrangements of the type described above are subject to the requirements of IAS 32 on derivatives over own equity, often resulting in recognition of a liability to be measured at fair value, unless they are issued in return for service in which case the requirements of IFRS 2 apply.

A contractual obligation, including one arising from a derivative ﬁnancial instrument, that will or may result in the future receipt or delivery of the issuer’s own equity instruments, but does not meet both conditions (a) and (b) above, is not an equity instrument.

We also considered IAS 32 p. 25 which considered contingent settlement provisions (emphasis added):

Contingent settlement provisions

25 A financial instrument may require the entity to deliver cash or another financial asset, or otherwise to settle it in such a way that it would be a financial liability, in the event of the occurrence or non-occurrence of uncertain future events (or on the outcome of uncertain circumstances) that are beyond the control of both the issuer and the holder of the instrument, such as a change in a stock market index, consumer price index, interest rate or taxation requirements, or the issuer’s future revenues, net income or debt-to-equity ratio. The issuer of such an instrument does not have the unconditional right to avoid delivering cash or another financial asset (or otherwise to settle it in such a way that it would be a financial liability).

Therefore, it is a financial liability of the issuer unless:

a)	the part of the contingent settlement provision that could require settlement in cash or another financial asset (or otherwise in such a way that it would be a financial liability) is not genuine;

The BCA requires that the Shareholder Earn-Outs are settled in equity. a) is not met.

b)	the issuer can be required to settle the obligation in cash or another financial asset (or otherwise to settle it in such a way that it would be a financial liability) only in the event of liquidation of the issuer;

The BCA requires that the Shareholder Earn-Outs are settled in equity and not specifically in the event of liquidation. b) is not met.

c)	or the instrument has all the features and meets the conditions in paragraphs 16A and 16B.

Previously evaluated above and criteria not met. Therefore c) is not met here.

Because the Shareholder Earn-Out does not meet the criteria to be classified as equity, per IAS 32 and the literature stated above, the Shareholder Earn-Outs should be classified as a liability upon a successful de-SPAC transaction.

The initial liability should be accounted for at fair value with changes in fair value recognized in profit or loss. IFRS 9:4.2.1(a) states, in part (emphasis added):

An entity shall classify all financial liabilities as subsequently measured at amortized cost, except for:

a. ﬁnancial liabilities at fair value through proﬁt or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

Accounting Question 3: Per IAS 32, Should the Sponsor Earn-Out be classified as equity or a liability upon the Merger?

Conclusion: The Sponsor Earn-Out should be classified as liability because it is does not meet both criteria within IAS 32, as the shares to be issued are variable, and thus should be classified as a liability upon closing of the transaction.

Analysis: With respect to the Sponsor Earn-Out, all of the facts as the Company Shareholder Earn-out are the same except for the following:

●	Sponsor is THCP

●	Share amount subject to Earn-Out is 2,365,278

●	The number of shares issued or cancelled is variable between the 3 outcomes. The shares to be issued (released or cancelled from escrow) are considered to be variable. Scenarios:

- share price does not exceed $12.50 = cancel 2,365,278 shares from escrow

- share price exceeds $12.50 but not $15.00 = release 1,182,639 shares from escrow and cancel 1,182,639 shares

- share price exceeds $15.00 = release 2,365,278 shares from escrow

Similar to Question 2 above, the Sponsor Earn-Out should be classified as a liability upon a successful de-SPAC transaction.

The initial liability should be accounted for at fair value with changes in fair value recognized in profit or loss. IFRS 9:4.2.1(a) states, in part (emphasis added):

An entity shall classify all financial liabilities as subsequently measured at amortized cost, except for:

a. ﬁnancial liabilities at fair value through proﬁt or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

Question 4: Should the shares subject to the Lock-Up Agreements be classified as a liability or equity upon the Merger?

Conclusion: The shares subject to the Lock-Up Agreements are akin to an Earn-Out arrangement that subjects the holder only to transfer restrictions, which are treated as outstanding shares (equity).

Analysis:

Per the BCA

Section 1.9 Lock-up. (a) Subject to Section 1.9(b), the Sponsor hereby agrees that it shall not Transfer (i) any Lock-up Ordinary Shares until the end of the Lock-up Ordinary Shares Period and (ii) any Lock-up Warrants until the end of the Lock-up Warrants Period (collectively, the “Lock-up”). Any Transfer in violation of this Section 1.9 shall be null and void.

Per the Company Support Agreement:

the term “Lock-up Shares” means the PubCo Shares held by the Equityholder immediately following the Closing (other than PubCo Shares acquired in connection with the PIPE Financing, or PubCo Shares acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act pursuant to a subscription agreement where the issuance of PubCo Shares occurs on or after the Closing);

We summarized the terms within the Company Support Agreement, section 25.3 -.9

Monex also agreed not to transfer its PubCo shares, excluding any shares acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act pursuant to a subscription agreement where the issuance of stock occurs on or after the Closing, following the Closing (subject to certain exceptions), except as follows:

i.	An aggregate of one-third of the shareholder’s lock-up shares will be automatically released from the lock-up (allocated pro rata) if the closing price of the lock-up shares is greater than or equal to $15.00 for any 20 trading days within any 30 consecutive trading day period;

ii.	An aggregate of one-third of the shareholder’s lock-up shares will be automatically released from the lock-up (allocated pro rata) if the last sale price of the lock-up shares is greater than or equal to $17.50 for any 20 trading days within any 30 consecutive trading day period; and

iii.	The remainder, being an aggregate of one-third of the shareholder’s lock-up shares will be automatically released from the lock-up (allocated pro rata) if the last sale price of the lock-up shares is greater than or equal to $20.00 for any 20 trading days within any 30 consecutive trading day period.

We evaluated the substance of Exhibit E, Lock-Up Agreement and determined that the substance of the agreement was akin to an Earn-Out arrangement only with a transfer restriction. However, it should be noted that there is no variability in whether the Sponsor and Monex will receive the shares placed into escrow, only the timing of the shares by both the Sponsor and Monex will depend on the share price exceeding certain price thresholds, which may allow for an earlier release of the restriction of the shares subject to lock-up. If the share price does not exceed the established thresholds, both the Sponsor and Monex will receive the full amount of Lock-up shares, but only after the Lock-Up period of 365 days from Merger effectiveness is met.

Given that the amounts of shares to be issued to the Sponsor and Monex are fixed, we evaluated the Lock-Up Agreement clause, which is akin to an “Earn-Out”. We reviewed Deloitte’s Financial Reporting Alert 20-6: Reporting Considerations for SPAC Transactions, section Classifying Share-Settleable Earn-Out Arrangements, as it relates to the Lock-Up Agreement. Based on our review, we identified the following clause which applies to the Lock-Up Agreements and accounting does not differ between GAAP & IFRS.

If, however, the owner legally owns the shares and is subject only to transfer restrictions that lapse upon the earlier of (1) meeting one or more specific conditions or (2) a stated date, such shares are considered to be outstanding shares of stock subject to transferability restrictions rather than equity-linked instruments. In other words, Earn-Out arrangements that contain vesting-type conditions are treated as equity linked instruments (regardless of whether he related shares have been issued), whereas Earn-Out arrangements that subject the holder only to transfer restrictions are treated as outstanding shares.

As the Lock-Up Agreements are not subject to any vesting-type conditions, but rather only a transfer restrictions, the shares subject to Lock-Up are treated as equity and outstanding shares. Additionally, the shares subject to Lock-Up are not attributed to any vesting or service requirement that would suggest compensation cost should be recorded. Equity classification is appropriate for the shares subject to the Lock-Up Agreements.

Even with the preliminary understanding that the shares subject to Lock-Up should be classified as equity, we evaluated IAS 32 for the classification, as IFRS 2 and 3 are not. As determined within 1a and 1b above, the Company should evaluate IAS 32 to determine the classification of the Shareholder Earn-Outs to determine if the Shareholder Earn-Outs should be classified within stockholders’ equity or as a liability. Per IAS 32:

16   When an issuer applies the definitions in paragraph 11 to determine whether a financial instrument is an equity instrument rather than a financial liability, the instrument is an equity instrument if, and only if, both conditions (a) and (b) below are met.

a.	The instrument includes no contractual obligation:

i.	to deliver cash or another financial asset to another entity; or

ii.	to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the issuer.

Analysis: As the Lock-Up Agreements are not issued in the form of shares; rather, they provide holders with the right to receive their fixed # of shares at the earlier of the triggering events being met OR after 365 days have passed since the Merger effectiveness. The shares, which are subject to Lock-Up / transfer restriction are fixed and known at the time of Merger. The terms are not unfavorable to the issuer.

Therefore, condition A is MET.

b.If the instrument will or may be settled in the issuer’s own equity instruments, it is:

i.	a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or

ii.	a derivative that will be settled by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments. For this purpose, the issuer’s own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the issuer’s own equity instruments.

Analysis: As the Lock-Up Agreement states that fixed # of shares will be issued and outstanding upon Merger effectiveness. The issued and outstanding shares will be released from restriction upon the earlier of the share prices meeting the triggering event or time passed has exceeded 365 days. As the outstanding and issued shares subject to the Lock-Up Agreement will not be a variable # of shares and are not a derivative that will be settled by exchanging a fixed amount of cash or another financial asset, both of these criteria are met.

We also considered IAS 32 p. 25 which considered contingent settlement provisions (emphasis added):

Contingent settlement provisions

25 A financial instrument may require the entity to deliver cash or another financial asset, or otherwise to settle it in such a way that it would be a financial liability, in the event of the occurrence or non-occurrence of uncertain future events (or on the outcome of uncertain circumstances) that are beyond the control of both the issuer and the holder of the instrument, such as a change in a stock market index, consumer price index, interest rate or taxation requirements, or the issuer’s future revenues, net income or debt-to-equity ratio. The issuer of such an instrument does not have the unconditional right to avoid delivering cash or another financial asset (or otherwise to settle it in such a way that it would be a financial liability).

Therefore, it is a financial liability of the issuer unless:

a)	the part of the contingent settlement provision that could require settlement in cash or another financial asset (or otherwise in such a way that it would be a financial liability) is not genuine;

The BCA requires that the shares subject to the Lock-Up agreements are settled in a fixed # of equity shares, and is not settled in cash or another financial asset. a) is not met.

b)	the issuer can be required to settle the obligation in cash or another financial asset (or otherwise to settle it in such a way that it would be a financial liability) only in the event of liquidation of the issuer;

The BCA requires that the Shareholder Earn-Outs are settled in equity and not specifically in the event of liquidation. b) is not met.

c)	or the instrument has all the features and meets the conditions in paragraphs 16A and 16B.

Evaluated above, and determined equity classification is met.

Question 5: The Sponsor has public and private warrants recorded in their financial statements (10-K) as a liability prior to the Merger. Upon completion of the Merger, should the warrants be classified as liability or equity?

Conclusion: The warrants violate the “fixed for fixed” requirement in IAS 32 and preclude equity classification (e.g. because the warrants contain cashless exercise or other features that prevent them from being classified as equity). The warrants remain classified as a liability upon the completion of the Merger.

Analysis: As previously documented within this memorandum, IFRS 2 and 3 are not applicable as the relevant guidance to consider is IAS 32.

Per the IFRS Staff Paper (March 2022) from the IFRS Interpretations Committee Meeting, Project: Special Purpose Acquisition Companies (SPAC): Accounting for Warrants at Acquisition (emphasis added):

…….

The warrants can be taken into account when determining the share-based payment expense by either:

●	Treating the warrants as an assumed liability if they are classified as liabilities within the SPAC; or

●	Including the warrants as part of the equity instruments issued by the consolidated NewCo group to acquire the cash and listing service in the SPAC. We understand that from a valuation perspective, under either of the above approaches there may be little or no difference in the share-based payment expense. However, this question is relevant because it might impact which accounting standard applies to the warrants after the acquisition (i.e. IFRS 2 or IAS 32). This in turn might impact the classification of the warrants as liabilities or equity in the consolidated NewCo group following the acquisition. This is because the warrants would violate the “fixed for fixed” requirement in IAS 32 and would not qualify as equity if they were evaluated under that standard (e.g. because they contain cashless exercise or other features that prevent them from being classified as equity). However, if evaluated under IFRS 2 both types of warrants would be considered an equity settled share-based payment transaction.

Because the SPAC warrants are able to be settled via cashless settlement, this precludes equity classification per IAS 32.22 as the warrants would violate the IFRS “fixed for fixed” criteria. Upon the Merger, the SPAC may exercise its right for exchange of warrant for NewCo ordinary shares subject to the warrant criteria being met. There is no requirement for physical delivery of cash and shares via exchange. Per IAS 32.22 (emphasis added):

22 Except as stated in paragraph 22A, a contract that will be settled by the entity (receiving or) delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset is an equity instrument. For example, an issued share option that gives the counterparty a right to buy a fixed number of the entity’s shares for a fixed price or for a fixed stated principal amount of a bond is an equity instrument. Changes in the fair value of a contract arising from variations in market interest rates that do not affect the amount of cash or other financial assets to be paid or received, or the number of equity instruments to be received or delivered, on settlement of the contract do not preclude the contract from being an equity instrument. Any consideration received (such as the premium received for a written option or warrant on the entity’s own shares) is added directly to equity. Any consideration paid (such as the premium paid for a purchased option) is deducted directly from equity. Changes in the fair value of an equity instrument are not recognised in the financial statements.

Note: We evaluated the criteria in IAS 32.22A and did not identify any exceptions that were applicable, thus the fixed for fixed test is not met.

Thus the warrants would remain classified as a liability on PubCo’s statement of financial position upon closing of the Merger. This is consistent with the current SPAC accounting under US GAAP and remains consistent with the accounting under IFRS upon closing of the Merger. The IFRS has stated that from the IFRS Staff Paper (March 2022):

44. There are no requirements in IFRS Accounting Standards that specifically apply in allocating the shares and warrants issued to the acquisition of cash or the stock exchange listing service. However, in our view:

(a) an entity would not make such allocation solely to achieve a particular accounting outcome (for example, it would be inappropriate to allocate all the warrants to the acquisition of the stock exchange listing service solely to avoid their accounting as financial liabilities applying IAS 32);